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FIRST PACIFIC

First Pacific Company Limited

Stock Code : 00142

Interim Report 2012

Creating long-term value in Asia


La Fonte
La Fonte

Corporate Profile

First Pacific is a Hong Kong-based investment management and holding company with operations located in Asia. Our principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

Within these sectors, our **mission** is to unlock value in our investee companies to deliver three goals:
- Dividend returns to shareholders;
- Share price appreciation of First Pacific and the investee companies; and
- Further investment in our businesses.

Our investment criteria are clear:
- Investments must fit into our areas of expertise and experience (Telecommunications, Infrastructure, Consumer Food Products and Natural Resources);
- Investee companies must have a dominant market position in their sectors;
- They must possess the potential for significant cash flows; and
- We must obtain management control or significant influence to ensure our goals can be met.

Our strategies:
- Identify undervalued or underperforming assets with strong growth potential and possible synergies which bring strong cash flows;
- Manage investments by setting strategic direction, developing business plans and defining targets; and
- Raise governance levels to world-class standards at the investee companies.

Listed in Hong Kong, First Pacific's shares are also available for trading in the United States through American Depositary Receipts.

As at 29 August 2012, First Pacific's economic interest in PLDT is 25.6%, in MPIC 59.0%, in Indofood 50.1% and in Philex* 31.2%.

** Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific, holds an additional 15.0% interest in Philex.*

First Pacific's principal investments are summarized on the inside back cover.

Contents

Half-Year Financial Highlights


Contribution from Operations
US$ millions
300
240
180
120
60
0
08
09
10
11
12


Recurring Profit
US$ millions
250
200
150
100
50
0
08
09
10
11
12

Financial Summary

For the six months ended 30 June US$ millions	2012	2011	change
Turnover	2,989.5	2,747.9	+8.8%
Contribution from operations	250.5	260.1	-3.7%
Recurring profit	203.2	219.4	-7.4%
Foreign exchange and derivative gains	3.6	3.9	-7.7%
Gain on changes in fair value of plantations	0.1	–	–
Non-recurring items	15.3	(4.0)	–
Profit attributable to owners of the parent	222.2	219.3	+1.3%

US$ millions	At 30 June 2012	At 31 December 2011	change
Total assets	13,403.0	12,611.8	+6.3%
Net debt	1,813.3	1,764.8	+2.7%
Equity attributable to owners of the parent	3,174.1	3,022.7	+5.0%
Total equity	7,067.5	6,879.2	+2.7%

Per Share Data

For the six months ended 30 June U.S. cents	2012	2011	change
Recurring profit	5.29	5.63	-6.0%
Basic earnings	5.78	5.63	+2.7%
Dividends	1.03	1.18	-12.7%

	At 30 June 2012	At 31 December 2011	change
Adjusted net asset value (NAV)			
– U.S. dollars	1.99	1.72	+15.7%
– HK dollars	15.51	13.38	+15.9%

Financial Ratio

Times	At 30 June 2012	At 31 December 2011
Gearing ratio[(i)]		
– Consolidated	0.26	0.26
– Head Office	0.65	0.71

(i) Calculated as net debt divided by total equity

2012 Goals: Half-Year Review



Goal	Achievement
Continue to explore investment opportunities in existing core businesses across the region	**Ongoing** First Pacific continues to search in emerging Asia economies for potential investment opportunities meeting our investment criteria with a particular focus on natural resources and infrastructure. Proceeds from US$400 million of unsecured 7-year bonds issued in June 2012 provide the financial resources for this purpose.
Fortify PLDT's position of market leadership in telecommunications, integrate Digitel, consolidate networks, position for return to earnings growth in 2013	**Achieved and ongoing** Leading market position retained as PLDT group's broadband subscriber base increased by 5% to more than 3.0 million at the end of June 2012 from the end of 2011. In the period, the combined cellular subscriber base grew 6% to more than 67.4 million subscribers.
Invest in a new infrastructure project in the Philippines via MPIC	**Ongoing** MPIC continues to evaluate potential investments in infrastructure projects across the Philippines, including participation in the Philippine Government's Public-Private Partnership initiatives. On 24 April 2012, MPIC formed a 50-50 joint venture with Ayala Corporation to pursue and develop light rail projects in the greater Metro Manila. MPIC continues to seek further infrastructure projects across the Philippines.
Grow MPIC's toll road network by building roads and/or by investing in other toll road assets	**Ongoing** Construction of "Segment 9", a key part of the Harbour Link project to connect the North Luzon Expressway to the port area of Manila, is set to begin by the end of 2012 at the earliest and the first quarter of 2013 at the latest. The Philippine Government has granted approval for the implementation of two elevated expressways to connect the northern and southern toll road systems through central Manila, and Management are evaluating its options for its Connector Road Project while continuing to search for suitable investment opportunities.
Reverse decline in EBIT margin at Indofood	**Ongoing** The EBIT margin declined to 14.5% in the first half of 2012 from 15.9% in the first half of 2011 as strong competition remained in key sectors together with lower selling prices for crude palm oil ("CPO"). The development and introduction of higher-margin products, in particular in the Consumer Branded Products business, remains a focus within all the businesses.
Grow the plantation business so that Indofood becomes a net seller of CPO	**Ongoing** Plantation area expanded to 257,867 hectares as at 30 June 2012, up 1% from 254,989 hectares at the end of 2011. Acquisition of a further 20,000 hectares of plantation land is also sought.
Expand sources of production at Philex from just one mine, Padcal, to others, through organic growth and/or via acquisition	**Ongoing** Evaluation continues of potential acquisitions of mines currently in operation. Exploratory drilling continues at the Kalayaan Project, Vista Alegre, Libertad and Sibutad-Lalab, while an in-house study of drilling and infrastructure at the Bulawan Gold Mine advances with a Feasibility Study due for completion in the first half of 2013.

2012 Goals: Half-Year Review

PLDT



Goal	Achievement
Complete the integration of Digitel into the PLDT Group to produce savings in areas such as capital expenditure and marketing/distribution operating expenditures while improving yields	**Ongoing** Completed process for 200 out of 1,000 cell sites identified for co-location or consolidation, as well as the implementation of national roaming on the Smart network to increase Digitel's 2G and 3G geographic coverage without any significant additional capital expenditure. Consolidation of PLDT/Digitel outside plant facilities completed in addition to increasing the number of Digitel/PLDT points of interconnect to 16 from five. Digitel call centers requirements transferred to SPi Global. Over 850 employees of Digitel's fixed line business participated in the Voluntary Retirement Program resulting in a streamlined operations. Management engaged in further study of the possible integration of technical operations for additional improved services and lower costs.
Maintain double-digit growth in broadband subscribers and revenues	**Ongoing** Growth of 5% from year-end 2011 to 3.1 million combined PLDT group broadband subscribers on track for full-year double-digit growth. Revenue growth of 32% to Pesos 11.6 billion (US$271.5 million) achieves the revenue goal.
Complete the two-year network modernization program	**Ongoing** Full-year 2012 capex budget of Pesos 38 billion (US$890 million) completes the Group's two-year program. 3G population coverage of 65% achieved at end-June 2012 with coverage seen reaching 90% by end-2012. Single RAN (radio access network) deployment is 99% complete enabling the deployment of 3G and LTE mobile telecommunications technology. Fiber assets now totaling over 54,000 kms with capacity seen reaching 3 terabits per second by end-2012.

2012 Goals: Half-Year Review

METRO PACIFIC INVESTMENTS



Goal	Achievement
Continue to grow the hospital network through the acquisition of hospitals across the country	**Ongoing** Following completion of a tender offer in April 2012, the stake in Asian Hospital, Inc. was raised to 85.7% from 51.9% as at the end of 2011. Management continue to seek further hospital investments.
Continue to expand the toll road portfolio at MPTC by targeting acquisitions and new road-building in heavily trafficked areas	**Ongoing** Construction of "Segment 9", a key part of the Harbour Link project to connect the North Luzon Expressway to the port area of Manila, is set to begin by the end of 2012 at the earliest and the first quarter of 2013 at the latest. Given the Philippine Government's approval of the implementation of two elevated expressways to connect the northern and southern toll road systems, Management is exploring its options for its Connector Road project while continuing the search for other investment opportunities.
Participate in further development of the country's infrastructure, such as airports or Manila's Metro Rail Transit ("MRT") 3 light rail system	**Ongoing** MPIC is continuing its talks with the Department of Transportation and Communication of the Philippines for its proposal to expand the capacity and improve the reliability of the MRT 3 system. MPIC recently signed an agreement with Ayala Corporation to jointly pursue and develop light rail projects in the greater Metro Manila area. The first project of the consortium is participation in the bidding for the expansion of the Light Rail Transit 1 system put up for bid by the Philippine Government.

Indofood THE SYMBOL OF QUALITY FOODS


INDOMILK

Goal	Achievement
Increase investments in advertising and promotion and strengthen marketing capabilities	**Ongoing** Advertising and promotion spending increased 29% to further enhance brand equities. Revamped the corporate marketing structure and enhanced the marketing team.
Accelerate new products innovation	**Ongoing** Pipelined new products to be launched in the third quarter of 2012. Formed joint venture companies with Asahi Group Holdings Southeast Asia Pte. Ltd. ("Asahi") in August 2012 to manufacture and market non-alcoholic beverages in Indonesia.
Increase plantation area for main crop	**Ongoing** Plantation area expanded to 257,867 hectares as at 30 June 2012, up 1% from 254,989 hectares at the end of 2011 as a result of new planting for oil palm of approximately 3,500 hectares and replanting of approximately 600 hectares. Acquisition of a further 20,000 hectares of plantations is being sought.

2012 Goals: Half-Year Review

PHILEX MINING CORPORATION



Goal	Achievement
Move forward on development of the Silangan Project	**Ongoing** Silangan's Integrated Development Plan and Pre-Feasibility Study are expected to be completed by the end of 2012. The estimated capital expenditure for the Silangan Project is US$1.2 billion with most spending between 2014 and 2016. Development of the Silangan Project continues with the build-out of infrastructure aiming for production to begin in 2017.
Continue exploring opportunities to acquire new mining operations	**Ongoing** The aim is to acquire project(s) which are already in production to increase copper and gold output ahead of the opening of Silangan Project in 2017.
Determine the feasibility and cost-effectiveness of reopening the Bulawan Gold Mine	**Ongoing** An in-house study of drilling and infrastructure is advancing with a Feasibility Study due for completion in the first half of 2013. Initial geological data indicate there are remaining reserves of 17.5 million tonnes of ore with an average grade of 2.25 grams of gold per tonne. An engineering study and a geotechnical drilling program are underway.
Intensify exploration for further mining opportunities	**Ongoing** Several exploratory drilling programs are continuing at Padcal to determine the extent of potential new resources at the site: at 840 meter level within the mine itself, and in promising prospects within the surrounding license area (Southwest, Clinton, Bumolo and more). Exploratory drilling continues at the Kalayaan Project, Vista Alegre, Libertad and Sibutad-Lalab.
Improve the public's perception of the benefits of mining to the Philippines	**Ongoing** A newly strengthened Corporate Affairs Department is working closely with all stakeholders in the mining industry (including government agencies, non-government organizations, the Bureau of Mines, private institutions and the public) to improve the reputation of the mining industry and promote mining's economic benefits to the Philippines.
Establish the commerciality of the hydrocarbons in Service Contract 72, a petroleum exploration license area located offshore West Palawan, through seismic interpretation and drilling	**Ongoing** An exploration program conducted in 2011 produced a best estimate of 2.6 trillion cubic feet of gas-in-place and 65 million barrels of oil-in-place classified as Contingent Resources, and 8.8 trillion cubic feet of gas-in-place and 220 million barrels of oil-in-place classified as Prospective Resources. A drilling program is expected to start in 2013 at an estimated cost of US$75 million.

Review of Operations


FIRST
PACIFIC
FIRST
PACIFIC
FIRST PACIFIC COMPANY LIMITED

First Pacific Group companies continued to fortify their market positions during the period when intensifying competition for PLDT and lower grades in the gold mined by Philex resulted in a decline in their contributions, while MPIC and Indofood saw their contributions increase. Consolidated contribution from operations fell 4% to US$250.5 million. PLDT, MPIC and Philex declared interim dividends which enabled First Pacific's Board of Directors to approve an interim dividend of HK8.0 cents (U.S. 1.03 cents), representing a payout of 19% of recurring profit. Last year's interim dividend of HK8.0 cents (U.S. 1.03 cents) represented 18% of that period's recurring profit.

Below is an analysis of results by individual company.

Contribution by Country


US$ millions
200
160
120
80
40
0
11
12
Philippines
11
12
Indonesia

Contribution Summary

	Turnover		Contribution to Group profit[i]	
For the six months ended 30 June US$ millions	2012	2011	2012	2011
PLDT[ii]	–	–	96.3	115.4
MPIC	318.8	243.7	47.7	35.4
Indofood	2,670.7	2,504.2	90.4	88.3
Philex[ii]	–	–	16.1	21.0
Contribution from Operations[iii]	2,989.5	2,747.9	250.5	260.1
Head Office items:				
– Corporate overhead			(11.3)	(10.2)
– Net interest expense			(34.6)	(29.7)
– Other expenses			(1.4)	(0.8)
Recurring Profit[iv]			203.2	219.4
Foreign exchange and derivative gains[v]			3.6	3.9
Gain on changes in fair value of plantations			0.1	–
Non-recurring items[vi]			15.3	(4.0)
Profit Attributable to Owners of the Parent			222.2	219.3

(i) After taxation and non-controlling interests, where appropriate

(ii) Associated companies

(iii) Contribution from operations represents the recurring profit contributed to the Group by its operating companies.

(iv) Recurring profit represents the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains, gain on changes in fair value of plantations and non-recurring items.

(v) Foreign exchange and derivative gains represent the gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives.

(vi) Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items. 1H12's non-recurring gains of US$15.3 million mainly represent the Group's gain on dilution of a 0.2% interest in PLDT as a result of PLDT's issuance of new shares upon its tender offer for Digital Telecommunications Philippines, Inc. ("Digitel")'s shares in January 2012. 1H11's non-recurring losses of US$4.0 million mainly represent the Group's share of Manila Electric Company ("Meralco")'s non-recurring losses, and provision and write-off of certain assets.

Review of Operations – First Pacific

Turnover up 9% to US$3.0 billion from US$2.7 billion	• owing to higher revenues at Indofood and MPIC
Recurring profit down 7% to US$203.2 million from US$219.4 million	• due to lower contributions from PLDT and Philex and higher net interest expense • offset by higher contributions from MPIC and Indofood
Non-recurring gains of US$15.3 million	• principally reflecting a gain on dilution of the Group's interest in PLDT as a result of PLDT's issuance of new shares upon its tender offer for Digitel's shares in January 2012
Reported profit up 1% to US$222.2 million from US$219.3 million	• reflecting a net non-recurring gain recorded in the current period compared with a net non-recurring loss recorded in the same period of last year • offset by lower contribution from operations and higher net interest expense

The Group's operating results are denominated in local currencies, principally the peso and the rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Closing	At 30 June 2012	At 31 December 2011	Six months change	At 30 June 2011	One year change
Peso	42.12	43.84	+4.1%	43.33	+2.9%
Rupiah	9,480	9,068	-4.3%	8,597	-9.3%

Average	Six months ended 30 June 2012	12 months ended 31 December 2011	Six months change	Six months ended 30 June 2011	One year change
Peso	42.72	43.24	+1.2%	43.43	+1.7%
Rupiah	9,202	8,762	-4.8%	8,723	-5.2%

During the period, the Group recorded net foreign exchange and derivative gains of US$3.6 million (1H11: US$3.9 million), which may be further analyzed as follows:

For the six months ended 30 June US$ millions	2012	2011
Head Office	(2.6)	(2.0)
PLDT	5.6	4.8
MPIC	0.4	(0.8)
Indofood	0.4	2.3
Philex	(0.2)	(0.4)
Total	3.6	3.9

Review of Operations – First Pacific

Additional Investments

Infrastructure

- On 24 January 2012, Beacon Electric Asset Holdings Inc. ("Beacon Electric") acquired an additional 2.7% interest in Meralco for a consideration of Pesos 8.85 billion (US$207.2 million).

Foods/Consumer

- On 9 July 2012, PT Indofood CBP Sukses Makmur Tbk ("ICBP"), a subsidiary of Indofood, announced that it had signed agreements with Asahi to set up two joint ventures to produce and market non-alcoholic beverages in Indonesia.
- Two firms were established on 8 August 2012: a manufacturing company PT Asahi Indofood Beverage Makmur, and a marketing and distribution firm PT Indofood Asahi Sukses Beverage. ICBP has stake of 49% and 51% in the two firms, respectively.
- ICBP and Asahi will set aside an investment totaling between Rupiah 1.8 trillion and Rupiah 2.0 trillion (between US$189.9 million and US$211.0 million) for the two firms within the next two years, with the largest part to be invested in the construction of a non-alcoholic beverage plant.

Natural Resources

- In May 2012, Indofood Agri Resources Ltd. ("IndoAgri") invested Rupiah 138 billion (US$15.0 million) in Heliae Technology Holdings, Inc.
- On 28 May 2012, First Pacific acquired an approximately 7.4% direct interest in Pitkin Petroleum Plc for a consideration of approximately US$6.3 million.
- On 6 June 2012, First Pacific acquired an approximately 3.3% direct interest in Forum Energy Plc for a consideration of approximately US$3.6 million.

Capital Management

Interim Dividend

The First Pacific Board has declared an interim dividend of HK8.0 cents (U.S. 1.03 cents) (1H11: HK8.0 cents (U.S. 1.03 cents)) per share, unchanged from a year earlier. The interim dividend represents a payout ratio of 19% of recurring profit to shareholders.

The Board has confirmed that capital allocation will remain as a combination of dividends and share repurchases taking into consideration Head Office's finances and investment plans. Full-year dividend payments will be at least 25% of recurring profit while share repurchases will be as large as 10% of recurring profit.

Share Repurchase Program

The two-year program to buy back up to US$130 million of First Pacific shares by way of "on-market" repurchases was completed on 4 June 2012. The Company had repurchased a total of 138.2 million shares at an average price of HK$7.30 (US$0.94) per share. As part of the focus on shareholder returns, the Board approved a renewed program in which First Pacific will spend up to 10% of recurring profit on share repurchases. Like the two-year program it replaces, the renewed share buyback program is conditional on the state of financial markets, economic conditions affecting Group companies, and potential opportunities for mergers and acquisitions.

Debt Profile

At 30 June 2012, net debt at the Head Office stood at US$1.2 billion while gross debt stood at US$1.7 billion with an average maturity of approximately 5.6 years. Approximately 37% of the Head Office's borrowings were on a floating rate basis while fixed rate borrowings comprised the remainder.

Net interest expense increased 16% during the period to US$34.6 million as a result of a higher average debt level and higher interest rates on debts with a longer average maturity.

Interest Cover

For the period, Head Office's recurring operating cash inflow before interest expenses was approximately US$151.2 million and net cash interest payments were approximately US$32.2 million. For the 12 months ended 30 June 2012, the cash interest cover was approximately 4.5 times.

Foreign Currency Hedging

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currencies on a transactional basis.

Review of Operations – First Pacific

2012 Outlook

PLDT, MPIC and Indofood have expressed cautious optimism regarding the second half of 2012. PLDT has maintained its core income forecast of Pesos 37.0 billion despite a continuing intense competitive environment. MPIC has lifted its guidance for core income to Pesos 6.3 billion, up 24% from last year. Indofood is on course towards its eighth successive record high core profit as higher sales feed down to its bottom line. Philex will be materially affected by its 1 August 2012 shutdown of mining operations at the Padcal Mine. The lower contributions to First Pacific from PLDT and Philex will have a corresponding effect on First Pacific's own expected full-year results.

The future is nevertheless positive for each of the Group's operating companies. PLDT expects to return to profit growth in 2013 while MPIC continues to seek new acquisitions and organic growth of its current businesses. Indofood continues to seek areas of expansion following the formation of its beverages joint ventures with Japan's Asahi Group as it continues to broaden its existing product lines. Philex continues development of the Silangan Project while exploration continues in several other areas as its Padcal operation works to return to mining operations and its business development team continues to search for investments in existing mining operations.

This cautious optimism for the Group's performance is tempered by continued instability across the world's financial markets, continuing uncertainty in Europe and weakness in the U.S. and Chinese economies.

Review of Operations – PLDT


PLDT

PLDT contributed a profit of US$96.3 million to the Group (1H11: US$115.4 million). This represents approximately 38% (1H11: 44%) of First Pacific's aggregate contribution derived from the operations of subsidiary and associated companies for the period. The 17% decline in profit contribution (after the impact of an approximately 2% appreciation of the average Peso rate against the U.S. dollar) was principally due to higher operating expenses relating mainly to the manpower reduction program, and selling and promotions initiatives, partly offset by higher service revenues.

Consolidated core net income down 11% to Pesos 18.7 billion (US$437.7 million) from Pesos 21.0 billion (US$483.5 million)

- due to more challenging operating environment in the first half of 2012 arising from competition
- reflecting costs incurred in the manpower reduction program as well as increases in selling and promotion expenses and subsidies
- partly offset by higher service revenues and the impact of some asset sales

Reported net income down 8% to Pesos 19.5 billion (US$456.5 million) from Pesos 21.3 billion (US$490.4 million)

- due to decline in core net income
- slightly offset by higher net foreign exchange and derivative gains

Consolidated service revenues up 12% to Pesos 84.7 billion (US$2.0 billion) from Pesos 75.6 billion (US$1.7 billion)

- due to inclusion of Digitel financial results from 26 October 2011
- reflecting 17% increase in service revenues from business process outsourcing
- offset by 4% decline in PLDT wireless service revenues and 1% decline in PLDT fixed line service revenues

EBITDA down 5% to Pesos 39.3 billion (US$919.9 million) from Pesos 41.5 billion (US$955.6 million)

- due to higher costs, specifically the Pesos 1.7 billion (US$39.8 million) manpower reduction cost, and the increases in selling and promotion expenses and subsidies

EBITDA margin down to 46% from 55%

- reflecting evolution of revenue mix from high-margin cellular data (SMS) and international long distance to lower-margin broadband and voice
- increase in cash operating expenses
- lower margins at Digitel

Consolidated free cash flow up 1% to Pesos 24.4 billion (US$571.2 million) from Pesos 24.2 billion (US$557.2 million)

- resulting from increase in cash of Pesos 3.6 billion (US$84.3 million) from sale of Beacon Electric preferred shares
- Pesos 1.3 billion (US$30.4 million) increase in cash from operations
- partly offset by an increase in capex of Pesos 3.0 billion (US$70.2 million)

Review of Operations – PLDT

Debt Profile

As at 30 June 2012, PLDT recorded a consolidated net debt of US$2.0 billion, up from US$1.7 billion as at 31 December 2011, reflecting cash and cash equivalents lower by Pesos 14.4 billion (US$337.1 million) caused in part by dividend payout of Pesos 24.0 billion (US$561.8 million) in April 2012.

Capital Management

Interim Dividend

PLDT's Board of Directors declared an interim dividend of Pesos 60 (US$1.4) per share payable on 28 September 2012 to stockholders on record as of 31 August 2012, fulfilling PLDT's commitment to pay out a regular dividend of 70% of core net income. The interim dividend paid in 2011 was Pesos 78 (US$1.8) per share.

Share Buyback

In 2008, PLDT's board approved a share buyback program of up to 5 million shares. As of 30 June 2012, PLDT had bought back 2.7 million shares into treasury at an average cost of Pesos 2,388 (US$56) per share. Under the approved share buyback program, PLDT may still acquire up to 2.3 million shares from the market on an opportunistic basis.

Wireless

PLDT Group's combined cellular subscriber base grew by 6% to 67.4 million (31 December 2011: 63.7 million) representing approximately 68% of the total cellular market in the Philippines based on subscribers and approximately 61% in terms of revenues. Smart and Digitel's combined postpaid subscriber base stood at 2.1 million, the biggest in the Philippine market.

At the end of the period, the cellular SIM penetration rate (counting multiple SIM) in the Philippines was approximately 102%. About 97% of PLDT Group's subscribers are prepaid.

Combined broadband subscribers – Digital Subscriber Line ("DSL") fixed and wireless – grew 5% from the end of December 2011 to over 3.0 million, inclusive of about 0.6 million Digitel broadband subscribers. This accounted for approximately 63% of the broadband market in the Philippines. Total DSL, wireless broadband and internet service revenues were up 32% to Pesos 11.6 billion (US$271.5 million).

Wireless service revenues up 16% to Pesos 58.5 billion (US$1.4 billion) from Pesos 50.3 billion (US$1.2 billion)	• due to inclusion of Digitel financial results from 26 October 2011 • increases in wireless broadband and mobile internet browsing revenues • partly offset by decline in cellular voice and SMS service revenues at Smart
Wireless EBITDA down 3% to Pesos 28.2 billion (US$660.1 million) from Pesos 29.0 billion (US$667.7 million)	• due to a Pesos 7.1 billion (US$166.2 million) rise in cash expenses, with much of the increase attributable to higher selling, promotions and other cash expenses • partly offset by higher revenues
EBITDA margin down to 48% from 58%	• resulting from decline in EBITDA • partly owing to Digitel's lower EBITDA margin on consolidation from 26 October 2011
Net blended Smart's wireless ARPU down 3% to Pesos 141 (US$3.3) from Pesos 145 (US$3.3)	• owing largely to declining rates for voice and SMS services as a result of competitive pressures

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. The 3G network now covers 65% of the Philippines population while single Radio Access Network (RAN) deployment is 99% completed.



Review of Operations – PLDT

Fixed Line

The number of PLDT fixed line subscribers declined by 2% to 2.1 million at the end of the period from the end of December 2011, inclusive of approximately 0.3 million Digitel fixed line subscribers.

PLDT continues to lead in fixed line as it has the largest share in each of the retail and corporate segments of the market.

Fixed line service revenues up 5% to Pesos 30.4 billion (US$711.6 million) from Pesos 29.0 billion (US$667.7 million)

- due to consolidation of Digitel from 26 October 2011
- offset partly by Pesos 282 million (US$6.6 million) decline in international long distance revenues and Pesos 185 million (US$4.3 million) decline in national long distance revenues

Fixed line EBITDA down 15% to Pesos 9.9 billion (US$231.7 million) from Pesos 11.6 billion (US$267.1 million)

- due to Pesos 2.2 billion (US$51.5 million) increase in compensation and employee benefits expenses due to manpower reduction programs

EBITDA margin at 33% from 40%

- due to decline in EBITDA
- reflecting lower EBITDA margin at Digitel

The fixed line network is being upgraded to an all-IP next generation network (NGN) to enable PLDT to offer improved voice, data, and other services with vastly expanded network capacity.


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Business Process Outsourcing (BPO)

In 2011, PLDT consolidated at SPi Global its BPO operations consisting of knowledge process solutions (KPS) and customer relationship management (CRM), previously under ePLDT. All other information and communications technology businesses of ePLDT including data center operations, internet and online gaming services and business solutions and applications were transferred to and are now reported under PLDT's fixed line business.

Service revenues up 17% to Pesos 4.8 billion (US$112.4 million) from Pesos 4.1 billion (US$94.4 million)

- due largely to an 18% increase in revenues from KPS owing to higher content services and inclusion of Laserwords from November 2011 and a 15% increase in revenues from CRM business owing largely to higher domestic sales

BPO EBITDA up 41% to Pesos 991 million (US$23.2 million) from Pesos 705 million (US$16.2 million)

- reflecting growth in service revenues higher than the increase in total expenses, which includes a 10% rise in compensation and benefits expenses to Pesos 2.7 billion (US$63.2 million) from Pesos 2.5 billion (US$57.6 million)

EBITDA margin at 20% from 17%

- driven by EBITDA growth
- reflecting focus on high value offerings, better seat utilization, efficiencies of scale and location strategy

SPi Global is focusing on creating end-to-end BPO solutions including KPS provided by SPi Technologies, Inc. and its subsidiaries; and CRM provided by SPi CRM Inc. and Infocom.

Review of Operations – PLDT

Meralco

PLDT Communications and Energy Ventures, Inc. ("PCEV"), a 99.7%-owned subsidiary of Smart, owns 50% of Beacon Electric, a special purpose company jointly owned with MPIC. In turn, Beacon Electric owns approximately 48% of Meralco as at 30 June 2012.

Meralco, the largest electricity distribution utility in the Philippines, has a franchise that allows it to distribute electricity in most of Luzon until 2028. The franchise area produces nearly half of the Philippines' gross domestic product. Meralco accounts for approximately 55% of total electricity sales in the Philippines. To help manage the high demand and cost of power, and in search of new sources of growth, Meralco is investing in power generation. It is a significant partner of Redondo Peninsula Energy, Inc which is on track of building two 300 MW of coal-fired base load plants with operations commencing in 2016.

Details of Meralco's performance in the first half of 2012 can be found in the MPIC section.

2012 Outlook

Assimilation of Digitel/Sun Cellular into the PLDT Group and the benefits that will arise from such integration will take some time to complete because of the PLDT Group's size and complexity. PLDT is encouraged by the opportunities for both synergy and growth following the acquisition. There have been some quick wins in the first half of 2012, mainly reductions in operating expenses and capital expenditures, which have already started to increase efficiencies and productivity. More significant benefits, especially to the bottom line, will take time to realize. 2012 is expected to be a year of alignment where PLDT will implement a number of requisite changes amid heightened competition as broadband continues to grow strongly. Core net income guidance for 2012 is Pesos 37.0 billion, with a return to growth starting in 2013.

Reconciliation of Reported Results Between PLDT and First Pacific

PLDT's operations are principally denominated in peso, which averaged Pesos 42.72 (1H2011: Pesos 43.43) to the U.S. dollar. Its financial results are prepared under Philippine Generally Accepted Accounting Principles (GAAP) and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on International Financial Reporting Standards (IFRSs), however, certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2012	2011
Net income under Philippine GAAP	19,502	21,299
Preference dividends[(i)]	(25)	(44)
Net income attributable to common shareholders	19,477	21,255
Differing accounting and presentational treatments[(ii)]		
– Reclassification of non-recurring items	93	517
– Others	(2,547)	(2,042)
Adjusted net income under Hong Kong GAAP	17,023	19,730
Foreign exchange and derivative gains[(iii)]	(935)	(793)
PLDT's net income as reported by First Pacific	16,088	18,937
US$ millions		
Net income at prevailing average rates for 1H12: Pesos 42.72 and 1H11: Pesos 43.43	376.6	436.0
Contribution to First Pacific Group profit, at an average shareholding of 1H12: 25.6% and 1H11: 26.5%	96.3	115.4

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H12 of Pesos 93 million (1H11: Pesos 517 million) represents share of Meralco's non-recurring losses.*
- *Others: The adjustments principally relate to the accrual of withholding tax on PLDT's net income in accordance with the requirements of HKAS 12 "Income Taxes", and the recognition of amortization for certain intangible assets identified as a result of the Group's acquisition of an additional 2.7% interest in PLDT in November 2011.*

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Review of Operations – MPIC


METRO
PACIFIC
INVESTMENTS

MPIC's infrastructure portfolio comprises the following assets offering water distribution, electricity distribution, toll roads and hospital services:

- 56.8% in Maynilad Water Services, Inc. ("Maynilad")
- 50.0% in Beacon Electric which owns 48.0% of Meralco
- 99.8% in Metro Pacific Tollways Corporation ("MPTC") which owns 67.1% of Manila North Tollways Corporation ("MNTC") and 46.0% of Tollways Management Corporation
- 33.5% in Medical Doctors, Inc. ("MDI"), which owns 100% of Makati Medical Center
- 100% in Colinas Verdes Hospital Managers Corporation ("CVHMC"), the operator of Cardinal Santos Medical Center ("CSMC")
- 34.9% in Davao Doctors Hospital, Inc. ("DDH")
- 51.0% in Riverside Medical Center, Inc. ("RMCI")
- 100% in East Manila Hospital Managers Corporation ("EMHMC"), the operator of Our Lady of Lourdes Hospital ("OLLH")
- 85.7% in Asian Hospital, Inc. ("AHI"), which owns 100% of Asian Hospital and Medical Center

MPIC's contribution to the Group rose 34.7% to US$47.7 million (1H11: US$35.4 million) reflecting higher contributions from all its businesses.

Consolidated core net income up 30% to Pesos 3.5 billion (US$ 80.9 million) from Pesos 2.7 billion (US$61.2 million)

- reflecting higher contributions from each of the main operating divisions: Maynilad, Meralco, MPTC and Hospitals, and a decline in head office's net interest expense
- Maynilad, Meralco, MPTC and Hospitals accounted for 43%, 33%, 19% and 5%, respectively, of MPIC's consolidated profit contributions from operations

Consolidated reported net income up 76% to Pesos 3.4 billion (US$80.6 million) from Pesos 2.0 billion (US$45.1 million)

- due largely to the higher core net income, lower amount of provisions at Meralco and Maynilad and the elimination of input value added tax provisions at MPTC

Revenues up 29% to Pesos 13.6 billion (US$318.8 million) from Pesos 10.6 billion (US$243.7 million)

- reflecting higher tariffs and billed water volume at Maynilad, higher traffic volumes at MPTC and acquisitions in the hospital division

Review of Operations – MPIC

Debt Profile
As at 30 June 2012, MPIC recorded a consolidated debt of Pesos 39.3 billion (US$934.2 million), down 2% from Pesos 40.0 billion (US$912.9 million) as at 31 December 2011, reflecting lower borrowing level at the head office, Maynilad, MPTC, RMCI and AHI.

Interim Dividend
The MPIC Board of Directors declared an interim cash dividend of Peso 0.012 (U.S. 0.028 cent) per share, up 20% from Peso 0.01 (U.S. 0.023 cent) per share a year earlier.

Maynilad
Maynilad operates a concession that runs until 2037 for water distribution and sewerage for the West Zone of Metro Manila, comprising a population of 9.6 million in 17 cities and municipalities at 30 June 2012. During MPIC's operation of Maynilad, pipeline network expansion and leak repair have reduced the unserved population in the concession area to 1.5 million and cut the population lacking 24-hour water supplies to 1.0 million and the number of people receiving water pressure of less than 7 pounds per square inch to 0.3 million. Maynilad currently serves a population of approximately 8.1 million.

Core net income up 13% to Pesos 3.3 billion (US$77.2 million) from Pesos 3.0 billion (US$69.1 million)
- owing largely to higher tariffs and billed water volume

Reported net income up 22% to Pesos 3.3 billion (US$77.2 million) from Pesos 2.7 billion (US$62.2 million)
- reflecting the higher core net income and the absence of provisions for an early retirement program

Revenues up 16% to Pesos 7.7 billion (US$180.2 million) from Pesos 6.6 billion (US$152.3 million)
- reflecting a 9% rise in billed water volume, additional water service connections and increased income from sewerage services as well as a 7.6% increase in the basic tariff in February 2011 and a further 8.2% increase in the basic tariff in January 2012

Average non-revenue water down to 45% from 50%
- reflecting leak repairs, pipe rehabilitation and more efficient management of water pressure and supply

Total billed water volume up 9% to 212 million cubic meters from 194 million cubic meters
- reflecting an 11% increase in billed customers to 1.0 million compared with a year earlier





Review of Operations – MPIC

Meralco

During the period, the volume of electricity sold by Meralco rose 10% to 16,215 gigawatt hours with growth driven by a 15% increase in demand from the industrial sector particularly by makers of electrical machinery and food and beverages, an 8% increase in demand from residential customers on warmer weather, and an 8% increase in commercial demand, particularly from new real estate developments and expansion in the business process outsourcing sector.

The distribution charge declined by 8% to Pesos 1.51/kilowatt hour ("kWh") from Pesos 1.64/kWh, while the average customer retail rates increased 7% to Pesos 9.57/kWh reflecting an 12% increase in the generation charge as well as a 20% increase in the subsidies, taxes and universal charge. Generation, distribution and transmission charges accounted for 58%, 16% and 11%, respectively, of customers' electricity bill, while the subsidies, taxes and universal charge accounted for 10%.

System loss fell to 7.35% from 7.48% a year earlier, setting a new record low, reflecting Meralco's continuing refinement of loss reduction programs and steady decline of electricity theft. Meralco will continue investing in its electricity distribution system for a franchise area which produces nearly half of the Philippines' gross domestic product.

Core net income up 15% to Pesos 9.0 billion (US$210.7 million) from Pesos 7.8 billion (US$179.6 million)	• reflecting higher volume of energy sales and recovery of local franchise taxes • offset by a lower average distribution charge
Reported net income up 60% to Pesos 9.8 billion (US$229.4 million) from Pesos 6.1 billion (US$140.5 million)	• reflecting the higher core net income, a decrease in various provisions and gains on divestment of Rockwell Land Corporation
Revenues up 17% to Pesos 143.6 billion (US$3.4 billion) from Pesos 122.6 billion (US$2.8 billion)	• reflecting mainly a 12% increase in the generation charge and a 20% increase in the subsidies, taxes and universal charge and a 10% increase in sales volume • offset by an 8% decline in the average distribution charge
EBITDA margin up to 11% from 10%	• reflecting improved operating performance and recovery of local franchise taxes

As at 30 June 2012, Meralco recorded a consolidated debt of Pesos 24.9 billion (US$591.2 million), up 2% from Pesos 24.4 billion (US$556.6 million) as at 31 December 2011, reflecting additional borrowings to finance increase in capital expenditure.

The board of directors of Meralco declared an interim dividend of Peso 4 (US$0.09) per share, representing a payout ratio of 50% of its 2012 first half core earnings.

Meralco is continuing its efforts to reduce electricity costs, further improve operational efficiency and increase service reliability. During the period, it signed various new highly cost-effective long-term Power Supply Agreements with power generators for a capacity of up to 2,880 megawatts ("MW"). In power generation, Meralco is the controlling joint venture partner in Redondo Peninsula Energy, Inc. which is on track to build two 300 MW coal-fired base load plants with operations commencing in 2016. Further initiatives include a pilot scheme for prepaid electricity, adding new value-added services, improving cost management and employing technologies for innovation.





Review of Operations – MPIC

MPTC

MPTC, through its 67.1% interest in MNTC and 46.0% interest in TMC, operates the North Luzon Expressway ("NLEX"), the Subic Clark Tarlac Expressway ("SCTEX") and the Subic Freeport Expressway. The concession for NLEX runs until 2037 and for SCTEX until 2043.

Core net income up 12% to Pesos 810 million (US$19.0 million) from Pesos 725 million (US$16.7 million)	• due largely to the increase in revenues
Reported net income up 50 % to Pesos 808 million (US$18.9 million) from Pesos 539 million (US$12.4 million)	• reflecting the higher core net income and the elimination of provision for input value added taxes included in 2011
Revenues up 5% to Pesos 3.4 billion (US$79.6 million) from Pesos 3.3 billion (US$75.2 million)	• reflecting a 3% increase in average daily vehicle entries, longer distances traveled and mix change of vehicles types with higher toll fees
Core EBITDA up 7% to Pesos 2.3 billion (US$53.8 million) from Pesos 2.2 billion (US$50.7 million)	• due mainly to higher revenues and lower provisions for heavy maintenance • offset by higher operator fees and lower advertising income than in 2011

MPTC, through its subsidiary, MNTC was awarded the rights to the SCTEX in an agreement with the Bases Conversion Development Authority (BCDA) dated 9 June 2010. This agreement was renegotiated thereafter and a revised agreement on the takeover of SCTEX concession was signed with BCDA in July 2011. MNTC continues to coordinate with BCDA and the Philippine Government to complete the turnover of management of SCTEX. MPTC plans to invest Pesos 400 million (US$9.5 million) to integrate SCTEX with NLEX to facilitate seamless travel between the two expressways.

MPTC's Harbour Link project to connect the NLEX to the port area of Manila is divided into two parts, "Segment 9" and "Segment 10". The Philippine Government is securing the right of way access for Segment 9, with 50% of the needed lot area acquired so far ahead of construction starting at the end of this year and completion of the entire project targeted for 2015. The Harbour Link will allow commercial vehicles 24-hour access to Manila's port area from the NLEX, in contrast with the current ban at peak times of day. The Harbour Link will also reduce travel time for motorists accessing NLEX from Western Metro Manila.

The Philippine Government recently announced the approval of the implementation of two elevated expressways that will connect the Northern and Southern toll road systems. Metro Pacific Tollways Development Corporation's Connector Road Project, a four-lane elevated expressway, will connect the Harbour Link to Southern Luzon. Detailed engineering drawing and design are largely complete in preparation for the Swiss Challenge and expected awarding of the project in late 2012.

MPTC expects the Connector Road to increase traffic on existing northern and southern toll road systems by enabling commercial vehicles to traverse Metro Manila without violating the aforementioned truck ban, and slashing travel time between systems to no more than 20 minutes from over an hour today.



Review of Operations – MPIC

Hospitals

MPIC is developing the Philippines' first premier portfolio of hospitals to deliver world-class services including diagnostic, therapeutic and preventive medicine services through all three major island groupings of the Philippine. The Hospital division now comprises Makati Medical Center, Cardinal Santos Medical Center, Our Lady of Lourdes Hospital and Asian Hospital in Metro Manila, as well as Riverside Medical Center in Bacolod City and Davao Doctors Hospital in Davao City.

The MPIC hospital division's total bed capacity rose 13% to 1,806 beds during the period. There were on average a total of 4,438 accredited medical doctors and consultants as well as 2,944 students during the period.

Core net income up 24% to Pesos 307 million (US$7.2 million) from Pesos 248 million (US$5.7 million)
- reflecting the addition of Asian Hospital to the portfolio and strong cost controls

Reported net income up 37% to Pesos 306 million (US$7.2 million) from Pesos 223 million (US$5.1 million)
- reflecting the higher core net income and lower provisions

Revenues up 33% to Pesos 5.4 billion (US$126.4 million) from Pesos 4.1 billion (US$94.4 million)
- reflecting the addition of Asian Hospital and the 5% growth from businesses held as of June 2011

The hospital division continues to invest in improving infrastructure, equipment and facilities, leveraging its technical and professional expertise to expand services and enhance operational efficiency across its hospitals. It continues to evaluate opportunities for expansion through the acquisition of additional hospitals in strategic areas of the Philippines, aiming for a size of 3,000 beds across 15 hospitals.



2012 Outlook

MPIC has released guidance of Pesos 6.3 billion for its full year core net income – a 24% increase over 2011's core income. In addition, MPIC continues to investigate investment opportunities in the infrastructure space, including but not limited to toll roads and light rail.

Meralco expects to see a continuing rise in electricity sales in the second half of the year although at a slower pace than the increase seen in the first half of the year with capital expenditure rising to Pesos 11.9 billion (US$278.6 million) from Pesos 8.7 billion (US$201.2 million) in 2011. Of the 600 MW in already-announced power generation projects, the first coal-fired power plant is expected to come on stream by 2016 followed by the second in 2017. Meralco is currently in active discussions with potential partners for a liquefied natural gas-fired power plant while continuing to negotiate potential partnerships on coal-fired power plants ranging from 300MW to 500MW per project. Meralco is also studying the acquisition of surrounding distribution concessions and is finalizing power supply contracts.

Maynilad has implemented a 10% increase in the all-in tariff effective January 2012 that is expected to help support earnings growth. In addition, it is forecasting an 8% growth in billed volume as well as Pesos 8.4 billion (US$196.6 million) of capital expenditure. Maynilad is also evaluating potential acquisitions in bulk water and distribution. Looking further ahead, Maynilad management are preparing for a rate rebasing scheduled to be implemented in January 2013 following submission of a business plan by Maynilad, regulatory review and public consultation.

Review of Operations – MPIC

The toll roads division forecasts a 3% traffic growth for NLEX in 2012 and a 6% for SCTEX. The latter highway has seen a 19% tariff increase effective from April 2012. Overall, the division forecasts capital expenditure of Pesos 2.6 billion (US$60.9 million), including the beginning of construction on Segment 9 in the fourth quarter of 2012. MPTC is currently awaiting a Swiss Challenge as early as the fourth quarter of 2012 for its proposal to build a 13.5-km Connector Road between the North Luzon and South Luzon Expressways at an estimated cost of Pesos 22 billion (US$522.3 million) with completion targeted by 2016. MPTC is also pursuing other potential toll road investments in the Philippines.

The hospital division will be boosted by the full-year impact of CSMC and AHI on its earnings. It aims to acquire one or two additional hospitals in 2012 and spend Pesos 1.8 billion (US$42.1 million) on capital expenditure to improve service levels at all hospitals.

Reconciliation of Reported Results Between MPIC and First Pacific

MPIC's operations are principally denominated in peso, which averaged Pesos 42.72 (1H11: Pesos 43.43) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2012	2011
Net income under Philippine GAAP	3,444	1,957
Preference dividends[(i)]	(2)	(3)
Net income attributable to common shareholders	3,442	1,954
Differing accounting and presentational treatments[(ii)]		
– Reclassification of non-recurring items	37	639
– Others	(4)	36
Adjusted net income under Hong Kong GAAP	3,475	2,629
Foreign exchange and derivative (gains)/losses[(iii)]	(25)	62
MPIC's net income as reported by First Pacific	3,450	2,691
US$ millions		
Net income at prevailing average rates for 1H12: Pesos 42.72 and 1H11: Pesos 43.43	80.8	62.0
Contribution to First Pacific Group profit, at an average shareholding of 1H12: 59.0% and 1H11: 56.9%	47.7	35.4

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:

– Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H12 of Pesos 37 million principally represents write-off of certain project costs. Adjustment for 1H11 of Pesos 639 million principally represents share of Meralco's non-recurring losses of Pesos 338 million and expenses in relation to Maynilad's early retirement program of Pesos 179 million.

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

Review of Operations – Indofood


Indofood
THE SYMBOL OF QUALITY FOODS

Indofood recorded increased sales from all four complementary strategic businesses: Consumer Branded Products ("CBP"), Bogasari, Agribusiness and Distribution.

Indofood's contribution to the Group increased 2.4% to US$90.4 million (1H11: US$88.3 million), reflecting higher core net income, partly offset by a 5% depreciation of the average rupiah rate against the dollar.

Core net income up 9% to Rupiah 1.7 trillion (US$182.1 million) from Rupiah 1.5 trillion (US$176.4 million)

- on higher sales by every division (except the Plantations division)
- offset by higher costs

Net income up 7% to Rupiah 1.7 trillion (US$183.0 million) from Rupiah 1.6 trillion (US$181.1 million)

- on higher income from operations

Consolidated net sales up 13% to Rupiah 24.6 trillion (US$2.7 billion) from Rupiah 21.8 trillion (US$2.5 billion)

- all divisions (except the Plantations division) contributed to the increase in sales mainly driven by higher sales volumes
- offset by lower commodity prices

Gross profit margin declined to 27.4% from 28.9%

- due mainly to weaker performance of the Plantations division owing to lower CPO and rubber prices as well as higher production costs

Consolidated operating expenses up 14% to Rupiah 3.2 trillion (US$347.8 million) from Rupiah 2.9 trillion (US$332.5 million)

- due mainly to increase in employee-related expense, freight and handling expense in conjunction with the increase in sales volume, and advertising and promotion spending

EBIT margin declined to 14.5% from 15.9%

- due mainly to a lower gross profit margin

Net gearing to nearly nil from 0.02 times at the end of 2011

Review of Operations – Indofood

Debt Profile

As at 30 June 2012, Indofood recorded a gross debt of Rupiah 13.8 trillion (US$1.5 billion), up from Rupiah 13.7 trillion (US$1.5 billion) as at the end of December 2011. Of this total, Rupiah 6.2 trillion (US$0.7 billion) matures within this year. The remaining Rupiah 7.6 trillion (US$0.8 billion) matures between July 2013 and 2019.

Consumer Branded Products (CBP)

The CBP group comprises Noodles, Dairy, Food Seasonings, Snack Foods (including Biscuits) and Nutrition & Special Foods.



Indofood's Noodles division is one of the world's largest producers of instant noodles. It has 15 production plants in Indonesia and one in Malaysia with a combined annual production capacity of around 15.8 billion packs per year. Indomie, Supermi, Sarimi, Sakura, Pop Mie, Pop Bihun and Mi Telur Cap 3 Ayam are popular Indofood brands.

The Dairy division, Indolakto, is one of the largest dairy products manufacturers in Indonesia with the flagship brand Indomilk encompassing sweetened condensed milk, UHT milk, sterilized bottled milk, pasteurized liquid milk as well as powdered milk, ice cream, yogurt drinks and butter. Consumption per capita for dairy products in Indonesia remains low at around 11 liters per year. In conjunction with increasing consumer awareness of the nutritional value of dairy products, demand continued to grow during the period. To meet increasing demand, Indolakto is building a new factory with completion coming in stages starting in 2012.

The Food Seasonings division manufactures a wide range of culinary products, of which instant seasonings and chili sauce are the most popular. The division also produces soy sauce, tomato sauce and other condiments.

The Snack Foods division maintained its leadership position through its leading brands Chitato and Lays (potato chips), and Qtela (cassava & soybean chips). Biscuits are marketed under the brand names Trenz and Wonderland. Sales continued to increase across the snack foods and biscuits categories, stimulated by focused marketing programs, new product launches, enhanced product visibility in modern and traditional outlets as well as by increased distribution penetration in traditional outlets.

The Nutrition & Special Foods division produces food for babies, children, and milk for expectant and lactating mothers under two brands: Promina caters to higher-income groups, while SUN is targeted to the mass-market segment.

Sales up 16% to Rupiah 10.8 trillion (US$1.2 billion) from Rupiah 9.3 trillion (US$1.1 billion)	• on the back of higher sales across the divisions except for the Nutrition and Special Foods division • increase in sales mainly driven by volume growth
Sales volume	• Noodles up 17% to 6.3 billion packs from 5.4 billion packs • Dairy up 8% to 150.7 thousand tonnes from 139.0 thousand tonnes • Food Seasonings up 20% to 48.4 thousand tonnes from 40.4 thousand tonnes • Snack Foods up 27% to 14.7 thousand tonnes from 11.6 thousand tonnes • Nutrition & Special Foods down 4% to 7.7 thousand tonnes from 8.0 thousand tonnes
EBIT margin down slightly to 13.8% from 14.1%	• reflecting higher energy cost, employee-related expense and advertising and promotion despite lower raw material prices

Review of Operations – Indofood

Bogasari

Bogasari has been operating in Indonesia for more than three decades and has long been a member of the Indofood group, with flour mills located in Jakarta and Surabaya. Bogasari produces wheat flour as well as pasta for both domestic and international markets. Its brands, among others, are Cakra Kembar, Segitiga Biru, Kunci Biru and Lencana Merah for wheat flour, and La Fonte for pasta. It also has its own maritime unit which has two Panamax and six Handymax vessels that are used mainly to transport wheat from suppliers in Australia and the northern hemisphere. In addition, it also operates a packaging factory that produces polypropylene bags.

Sales up 5% to Rupiah 7.7 trillion (US$834.2 million) from Rupiah 7.3 trillion (US$836.2 million)	• due mainly to a 10% increase in sales volume of food flour • offset by lower average selling prices in conjunction with lower international wheat prices
Sales volume of food flour up 10% to 1,307 thousand tonnes from 1,189 thousand tonnes	• owing to higher demand both from internal and external parties
EBIT margin up to 7.6% from 7.5%	• on lower material costs

The flour industry is expected to continue growing, as wheat consumption at around 26 kg per capita annually is still low in comparison with neighboring countries. Urbanization will also catalyze the industry's growth in light of the growing popularity of modern fast-food franchises and associated lifestyle changes, primarily within younger generations. However, competition will likely to intensify with the continuing entrance of new players.



Agribusiness

The Agribusiness group consists of two divisions: Plantations and Edible Oils and Fats (EOF), which operate through Indofood's 58.3%-owned Singapore-listed subsidiary IndoAgri and IndoAgri's 72.0%-owned Indonesia-listed subsidiary PT Salim Ivomas Pratama Tbk ("SIMP") which in turn owns 59.5% of Indonesia-listed subsidiary PT PP London Sumatra Indonesia Tbk ("Lonsum"). The Agribusiness group is a market leader in Indonesia's branded cooking oil segment, and is one of the lowest-cost palm oil producers in the world.

The Agribusiness group is vertically integrated, producing a number of leading food products derived from palm oil. Its operations cover the entire value chain from research and development, oil palm seed breeding and oil palm cultivation to milling, refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products. It also operates rubber, sugar cane, cocoa and tea plantations.

Plantations

SIMP and Lonsum have a combined planted area of 257,867 hectares, up 1% from 254,989 hectares at the end of December 2011. Oil palm is the dominant crop, and 40% of the oil palms are younger than seven years old. Total planted area of oil palm was 220,178 hectares, up 2% from 216,837 hectares at the end of December 2011. Fresh fruit bunch nucleus and CPO production both grew by 5% period-on-period to 1,333 thousand tonnes and 400 thousand tonnes, respectively.

Review of Operations – Indofood

The division also operates 37,689 hectares of area planted with other crops including rubber, sugar cane, cocoa and tea. At the end of June 2012, the total planted area of rubber was 21,813 hectares, the planted area of sugar cane was 12,323 hectares and the planted area of remaining crops was 3,553 hectares. This division operates 21 palm oil mills with a total annual processing capacity of 4.9 million tonnes of fresh fruit bunches. The North and South Sumatra oil palm estates and mills, which produce 195 thousand tonnes of sustainable CPO annually, have attained certification from the Roundtable on Sustainable Palm Oil.



Edible Oils and Fats (EOF)

This division manufactures cooking oils and fats and markets products under various brands for both export and domestic consumption. Bimoli and Simas Palmia are leading cooking oil and margarine brands in Indonesia. The division also produces crude coconut oil and derivative products, most of which are exported to the United States, Europe, and Asia. The division has refinery capacity of 1.4 million tonnes of CPO per annum as of 30 June 2012 and most of this division's needs are sourced from the plantation division's CPO production.

Sales up 16% to Rupiah 6.9 trillion (US$754.2 million) from Rupiah 6.0 trillion (US$687.9 million)	• due mainly to higher sales volume of CPO and EOF products
EBIT margin declined to 19.2% from 26.3%	• due mainly to weaker performance of Plantations division attributable to lower CPO and rubber prices as well as higher production costs and operating expenses
Sales volume of CPO up 5% to 402 thousand tonnes from 382 thousand tonnes	• in line with increased production

The Agribusiness group's expansion focus is on oil palm and sugar new plantings. It just completed one palm oil mill in Kalimantan with processing capacity of 40 tonnes of fresh fruit bunches per hour, and the expansion in sugar mill and refinery in Central Java to 4,000 tonne cane per day. The expansion in bottling and margarine plant on the new Jakarta refinery in Tanjung Priok was completed in the first quarter of 2012. It is building another palm oil mills in South Sumatra, capable of processing 40 tonnes of fresh fruit bunches per hour.


Bimoli

Review of Operations – Indofood

Distribution

The Distribution group is a major component of Indofood's Total Food Solutions chain of operations as it has the most extensive distribution network of stock points in Indonesia. It distributes the majority of Indofood's consumer products and third-party products across the archipelago. Indofood increased its market penetration and service standard through its stock points which are located in areas with a high density of retail outlets, ensuring high product availability. To further improve product visibility and increase availability, the group engaged merchandisers and canvassers, in conjunction with marketing efforts and promotions with its principals.

Sales up 16% to Rupiah 1.9 trillion (US$202.1 million) from Rupiah 1.6 trillion (US$183.2 million)	• principally reflecting stronger sales volumes of the CBP division
EBIT margin up to 4.0% from 2.6%	• on the back of higher sales

The Distribution group will further leverage its distribution system for increasing penetration in rural areas. Internal controls will continue to ensure higher cost efficiency. Its sales force will enhance communication with retail outlets to better understand and respond to customers' needs, while its team of merchandisers will ensure high product visibility in retail outlets.



2012 Outlook

The Indonesian economy continues to expand at a strong rate while inflation remains at a manageable level. Per capita income is rising consistently and is now seen approaching US$4,000 in 2012, establishing a new base for the next wave of consumerism. The middle class is increasing in size and now accounts for more than half of Indonesia's 240 million population, the world's fourth-largest. The economy presents huge potential but at the same time new challenges will also emerge. Indofood will continue to assess its strategies to address these challenges and capture new opportunities. Focus will be directed toward maintaining market leadership by enhancing operations to ensure competitiveness, increasing investment in marketing initiatives and sharpening strategies to strengthen our brand equity and image as well as enhance consumer loyalty. Indofood will also continue to expand its plantation area, particularly in oil palm and sugar to sustain its Agribusiness growth.

Review of Operations – Indofood

Reconciliation of Reported Results Between Indofood and First Pacific

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,202 (1H11: Rupiah 8,723) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	2012	2011
Net income under Indonesian GAAP	1,684	1,580
Differing accounting and presentational treatments(i)		
– Gain on changes in fair value of plantations	2	-
– Foreign exchange accounting	27	27
– Others	(42)	(27)
Adjusted net income under Hong Kong GAAP	1,671	1,580
Foreign exchange and derivative gains(ii)	(7)	(41)
Gain on changes in fair value of plantations(ii)	(2)	-
Indofood's net income as reported by First Pacific	1,662	1,539
US$ millions		
Net income at prevailing average rates for 1H12: Rupiah 9,202 and 1H11: Rupiah 8,723	180.6	176.4
Contribution to First Pacific Group profit, at an average shareholding of 1H12: 50.1% and 1H11: 50.1%	90.4	88.3

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:

- *Gain on changes in fair value of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less costs to sell. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses have already been written off by First Pacific.*
- *Others: The adjustments principally relate to the accrual of withholding tax on Indofood's net income in accordance with the requirements of HKAS 12 "Income Taxes" and reversal of amortization of plantations. Under Indonesian GAAP, Indofood amortizes plantations over their estimated useful lives. HKAS41 "Agriculture" requires the measurement of plantations at fair value less costs to sell.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) and gain on changes in fair value of plantations are excluded and presented separately.

Review of Operations – Philex


PHILEX
MINING CORPORATION

Philex's natural resources portfolio comprises:

Philex Mining Corporation for Metal-Related Assets
- 100% in Philex Gold Philippines, Inc.
- 100% in Silangan Mindanao Mining Co., Inc.

Philex Petroleum Corporation for Energy-Related Assets
- 100% in Brixton Energy and Mining Corporation
- 51.2% in FEC Resources, Inc.
- 48.8% in Forum Energy Plc which owns 70.0% of Exploration License Service Contract 72
- 18.5% in Pitkin Petroleum Plc
- 10.3% in Petro-energy Resources Corp.

Philex is currently the largest listed mining company in the Philippines. It has been operating the Padcal Mine since 1958 and was the first operator of an underground block cave mine in the Far East. The work force is currently approximately 2,747 and total reserves stood at 80.8 million tonnes as at 30 June 2012.

Philex's contribution to the Group decreased 23.3% to US$16.1 million (1H11: US$21.0 million) as lower mineral grades at the Padcal Mine, particularly for gold, were partly offset by higher average realized gold prices.

Total ore milled in the first half of 2012 was flat at 4.7 million tonnes (1H11: 4.7 million tonnes), with an average grade of 0.500 grams (1H11: 0.591 grams per tonne) of gold per tonne and 0.221% copper per tonne (1H11: 0.221%). The lower gold grade resulted in a 3% decline in concentrate production to 33,233 dry metric tonnes (1H11: 34,263 dry metric tonnes). Gold production fell 19% to 58,681 ounces (1H11: 72,784 ounces) and copper production declined 2% to 18.3 million pounds (1H11: 18.7 million pounds).

During the period, the average realized price for gold rose 16% to US$1,618 per ounce (1H11: US$1,398 per ounce) and the average realized copper price fell 1% to US$4.05 per pound (1H11: US$4.09 per pound).

As at 30 June 2012, Philex had Pesos 3.2 billion (US$75.9 million) of cash and cash equivalents, and Pesos 350 million (US$8.3 million) of short-term bank loans.

Review of Operations – Philex

Core net income down 26% to Pesos 2.1 billion (US$49.4 million) from Pesos 2.8 billion (US$65.3 million)	• due primarily to a 7% decline in gold operating revenues and a 2% decline in copper operating revenues, and higher operating costs and expenses
Net income down 34% to Pesos 2.1 billion (US$48.9 million) from Pesos 3.2 billion (US$73.3 million)	• due to lower core net income and the absence of an exceptional gain
Operating revenues down 8% to Pesos 7.5 billion (US$175.6 million) from Pesos 8.2 billion (US$188.8 million)	• due to lower gold grades partly offset by higher realized gold prices • lower average gold grade resulting in a 19% decline in gold output • the second-highest first half revenues in corporate history • revenues from gold contributed 54% of total, with copper accounting for 44% and the balance of 2% attributable to silver, petroleum and coal
EBITDA down 30% to Pesos 3.4 billion (US$79.6 million) from Pesos 4.8 billion (US$110.5 million)	• due to lower operating revenues and slightly higher cash expenses
Operating costs and expenses up 14% to Pesos 4.4 billion (US$103.0 million) from Pesos 3.9 billion (US$89.8 million)	• due to higher energy costs followed by higher labor costs and prices of materials and supplies • due to higher cash costs, higher depreciation, depletion and amortization charges • offset by lower marketing charges, excise taxes and royalties
Operating cost per tonne of ore milled up 10% to Pesos 795 (US$18.6) from Pesos 724 (US$16.7)	• Referred to above
Capital expenditure (including exploration costs) up 34% to Pesos 1.5 billion (US$35.1 million) from Pesos 1.1 billion (US$25.3 million)	• reflecting additional capital expenditure for the Padcal Mine • reflecting additional pre-development expenditure for the Silangan Project

Interim Dividend

The board of directors of Philex declared on 25 July 2012 an interim dividend of Peso 0.11 (US$0.003) per share payable on 3 September 2012, representing a payout ratio of 25% of 2012 first half core net income.



Silangan Project

The gold and copper mine development project is located in Surigao del Norte, Northern Mindanao in the Philippines, and comprises the Boyongan and Bayugo deposits.

The mineral resource estimate of the Silangan Project's Boyongan and Bayugo ore deposits, conducted in compliance with the Philippine Mineral Reporting Code, was completed in early August 2011, following an independent estimate for mineral resources prepared by SRK Perth, Australia released in June 2011. The estimate reported at a cut-off of 0.5% copper equivalent, based on metal prices of US$2.75 per pound copper and US$900 per ounce gold. Earlier, in October 2008, Independent Resources Estimations of South Africa completed a pre-feasibility study on Boyongan, concluding that, based on the assumptions used in their report, the Boyongan deposit is technically and financially feasible, with proven mineral reserves of 65.8 million tonnes at an average grade of 1.39 grams of gold and 0.87% copper per tonne.

Review of Operations – Philex

The estimated capital expenditure for Silangan Project is US$1.2 billion with most spending between 2014 and 2016. Digging of the decline, blasting and construction of above-ground infrastructure are underway. An Integrated Development Plan and Pre-Feasibility Study are expected to be completed by the end of 2012.

Listed below are the mineral resources and proved reserves of the Padcal Mine and Silangan Project based on the most recent data:

	Padcal Mine (As at 31 December 2011)	Silangan Project (As at 5 August 2011)	
		Boyongan	Bayugo
Resources (million tonnes)	142[(i)]	273[(ii)]	125[(ii)]
Gold (gram/tonne)	0.49	0.72	0.66
Copper (%/tonne)	0.24	0.52	0.66
Contained copper (thousand lbs)	760,000	3,120,000	1,820,000
Contained gold (ounces)	2,200,000	6,300,000	2,700,000
Copper equivalent[(iii)] cutoff (%)	0.30	–	–
Copper equivalent cutoff (%)	–	0.50	0.50
Proved reserves (million tonnes)	81		
Gold (gram/tonne)	0.40		
Copper (%/tonne)	0.21		
Recoverable copper (thousand lbs)	313,600		
Recoverable gold (ounces)	739,000		
Copper equivalent[(iii)] cutoff (%)	0.246		

(i) Measured
(ii) Measured and indicated
(iii) Copper equivalent = % copper + 0.43 x gram/tonne gold; Metal prices: US$3.00/lb copper, US$1,000/oz gold; Metal resources: 82% copper, 73% gold

Bulawan Mine
The Bulawan Mine produced a total of 467,000 ounces of gold from 1995 to 2001 and was then closed due to low gold prices. Philex is exploring reopening the mine to access indicated remaining reserves of 17.5 million tonnes of ore with an average grade of 2.25 grams of gold per tonne. A geotechnical drilling program is currently underway.

Exploration License Service Contract 72
The project is located in the Reed Bank Basin in the West Philippines Sea. A 2D and 3D seismic program conducted in 2011 produced a best estimate of 2.6 trillion cubic feet of gas-in-place and 65 million barrels of oil-in-place classified as Contingent Resources, and 8.8 trillion cubic feet of gas-in-place and 220 million barrels of oil-in-place classified as Prospective Resources. A drilling program is expected to start in the first half of 2013 at an estimated cost of US$75 million.





Review of Operations – Philex

Hedging Positions

As at 30 June 2012, Philex has five outstanding put/call contracts for gold totaling 53,200 ounces at an average put price at US$1,550 per ounce and an average call price at US$1,874 per ounce, a gold forward contract for 4,450 ounces at US$1,641 per ounce; an outstanding contract for purchased copper put options amounting to 3,780 tonnes at a put price of US$3.00 per pound, and three copper forward contracts for 8,320 tonnes at an average forward price of $3.80 per pound. The outstanding contracts have a maturity up to January 2013.

Philex also holds three currency put/call contracts at US$96 million with the average put price at Pesos 43.00 per US$1 and the average call price at Pesos 44.85 per US$1, and covering the period from July 2012 to December 2012.

All of the above positions have been unwound following Philex's voluntary suspension of its Padcal mining operations on 1 August 2012.

2012 Outlook

Philex's first half results reflect the lower gold grade from production during the period. Second half results will be materially impacted as compared with a year earlier owing to the voluntary suspension on 1 August 2012 of Padcal mining operations to conduct an inspection and rehabilitation of its tailings pond after a discharge of water and sediment from one of the two underground tunnels that drain water from the tailings pond.

Philex is continuing exploratory drilling in the vicinities of the Padcal Mine, the Bulawan Mine, and the Silangan and Sibutad Projects, as well as reviewing potential mining acquisitions. Development of the Silangan Project continues with the build-out of infrastructure aiming for production to begin in 2017.

Reconciliation of Reported Results Between Philex and First Pacific

Philex's operations are principally denominated in peso, which averaged Pesos 42.72 (1H11: Pesos 43.43) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Philippine GAAP and Hong Kong GAAP are largely based on IFRSs, however, certain adjustments need to be made to Philex's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2012	2011
Net income under Philippine GAAP	2,089	3,184
Differing accounting and presentational treatments[i]		
– Reclassification of non-recurring items	–	(386)
– Depreciation of revaluation increment of assets	(190)	(190)
– Revenue recognition regarding sale of mine products	(196)	(356)
– Others	(235)	(318)
Adjusted net income under Hong Kong GAAP	1,468	1,934
Foreign exchange and derivative losses[ii]	20	38
Philex's net income as reported by First Pacific	1,488	1,972
US$ millions		
Net income at prevailing average rates for 1H12: Pesos 42.72 and 1H11: Pesos 43.43	34.8	45.4
Contribution to First Pacific Group profit, at an average shareholding of 1H12: 46.3% and 1H11: 46.3%	16.1	21.0

(i) Differences in accounting treatments under Philippine GAAP, compared with Hong Kong GAAP, and other presentational differences. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size are not considered usual operating items which are reallocated and presented separately. Adjustment for 1H11 of Pesos 386 million represents a gain of Pesos 524 million arising from a reclassification of an investment from an associated company to available-for-sale assets due to loss of significant influence in this investment, partly offset by asset impairment provisions of Pesos 138 million.*
- *Depreciation of revaluation increment of assets: A fair value assessment was performed at the date of acquisition of Philex and certain revaluation increment adjustments have been made to property, plant and equipment. The adjustment relates to the recognition of additional depreciation based on the revalued fair value of property, plant and equipment.*
- *Revenue recognition regarding sale of mine products: Philex recognizes revenue based on the production of mine products. HKAS 18 "Revenue" requires the recognition of revenue based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the products to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the products sold.*
- *Others: The adjustments principally relate to the accrual of withholding tax on Philex's net income in accordance with the requirements of HKAS 12 "Income Taxes".*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative losses (net of related tax) are excluded and presented separately.

Financial Review

Liquidity and Financial Resources

Net Debt and Gearing

(A) Head Office Net Debt

The decrease in net debt is mainly attributable to the receipt of dividends from its investments. The Head Office's borrowings at 30 June 2012 comprise bonds of US$1,085.9 million (with an aggregate face value of US$1,100.0 million) which are due for redemption in July 2017, June 2019 and September 2020, and bank loans of US$629.5 million (with an aggregated face value of US$640.3 million) which are due for repayment between November 2013 and August 2016.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2012	1,272.8	(102.5)	1,170.3
Movement	442.6	(459.7)	(17.1)
At 30 June 2012	**1,715.4**	**(562.2)**	**1,153.2**

Head Office Cash Flow

For the six months ended 30 June US$ millions	2012	2011
Dividend income	161.6	165.9
Head Office overhead expense	(10.4)	(10.5)
Net cash interest expense	(32.2)	(31.6)
Taxes	(0.3)	(0.3)
Net cash inflow from operating activities	118.7	123.5
Net investments	(5.8)	(8.0)
Financing activities		
– Proceeds from the issue of unsecured bonds, net	395.9	–
– Net borrowings/(loan repayments)	46.2	(5.3)
– Proceeds from the issue of shares upon the exercise of share options	8.3	4.1
– Dividends paid	(64.2)	(60.0)
– Repurchase of shares	(39.4)	(35.5)
Increase in Cash and Cash Equivalents	459.7	18.8
Cash and cash equivalents at 1 January	102.5	287.0
Cash and Cash Equivalents at 30 June	562.2	305.8

Financial Review

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
2.5
2.0
1.5
1.0
0.5
0
0.5
0.4
0.3
0.2
0.1
0
11
12
Gearing
Net debt
30 June 2012
31 December 2011

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

	At 30 June 2012			At 31 December 2011		
US$ millions	Net debt[i]	Total equity	Gearing (times)	Net debt[i]	Total equity	Gearing (times)
Head Office	1,153.2	1,768.3	0.65x	1,170.3	1,647.1	0.71x
MPIC	658.2	2,151.5	0.31x	524.2	1,953.2	0.27x
Indofood	1.9	3,902.2	–	70.3	4,018.4	0.02x
Group adjustments[ii]	–	(754.5)	–	–	(739.5)	–
Total	1,813.3	7,067.5	0.26x	1,764.8	6,879.2	0.26x

Associated

	At 30 June 2012			At 31 December 2011		
US$ millions	Net debt/ (cash)	Total equity	Gearing (times)	Net debt/ (cash)	Total equity	Gearing (times)
PLDT	1,961.6	3,474.0	0.56x	1,624.8	3,472.1	0.47x
Philex	(67.6)	623.1	–	(82.1)	617.0	–

(i) Includes pledged deposits and restricted cash

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's retained earnings and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing decreased principally because of a growth of its equity as a result of its profit recorded for the period. MPIC's gearing increased principally reflecting its payments for additional investments in Beacon Electric's common and preferred shares which increased net debt, partly offset by a growth of its equity as a result of its profit recorded for the period. Indofood's gearing decreased principally because of a reduction in net debt which reflects its strong operating cash flow, partly offset by its payments for capital expenditure. PLDT's gearing increased as its net debt increased as a result of its payments for the establishment of a trust fund for the redemption of its preferred shares and investment in media business. Philex's net cash reduced which reflects its payments for capital expenditure, partly offset by its operating cash flow.

The Group's gearing remained unchanged at 0.26 times which reflects a higher net debt level, offset by a growth of its equity.

Financial Review

Maturity Profile of Consolidated Debt 30 June 2012


17%
41%
4%
38%

	US$ millions
Within one year	693.2
One to two years	151.7
Two to five years	1,584.9
Over five years	1,678.9
Total	**4,108.7**

Maturity Profile of Consolidated Debt 31 December 2011


30%
36%
3%
31%

	US$ millions
Within one year	1,119.3
One to two years	126.0
Two to five years	1,125.8
Over five years	1,323.9
Total	**3,695.0**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	At 30 June 2012	At 31 December 2011	At 30 June 2012	At 31 December 2011
Within one year	693.2	1,119.3	693.4	1,120.0
One to two years	151.7	126.0	153.1	126.7
Two to five years	1,584.9	1,125.8	1,601.4	1,136.6
Over five years	1,678.9	1,323.9	1,699.9	1,343.0
Total	**4,108.7**	3,695.0	**4,147.8**	3,726.3

The change in the Group's debt maturity profile from 31 December 2011 to 30 June 2012 principally reflects (a) Indofood's issuance of Rupiah 2.0 trillion (US$211.0 million) of five-year bonds for refinancing its Rupiah 2.0 trillion (US$211.0 million) of bonds matured in May 2012 and (b) Head Office's refinancing of US$200 million of its short-term borrowings with long-term borrowings and issuance of US$400 million of 7-year bonds in June 2012.

Associated

	PLDT				Philex			
	Carrying amounts		Nominal values		Carrying amounts		Nominal values	
US$ millions	At 30 June 2012	At 31 December 2011	At 30 June 2012	At 31 December 2011	At 30 June 2012	At 31 December 2011	At 30 June 2012	At 31 December 2011
Within one year	330.8	593.3	331.8	595.8	8.3	8.0	8.3	8.0
One to two years	599.3	239.7	636.0	275.0	–	–	–	–
Two to five years	1,418.1	1,055.3	1,420.3	1,066.1	–	–	–	–
Over five years	363.9	787.1	364.1	787.2	–	–	–	–
Total	2,712.1	2,675.4	2,752.2	2,724.1	8.3	8.0	8.3	8.0

The change in PLDT's debt maturity profile from 31 December 2011 to 30 June 2012 principally reflects loan repayments and new borrowings arranged to finance capital expenditure and/or refinance its loan obligations which were utilized for service improvements and expansion programs.

Charges on Group Assets

At 30 June 2012, certain bank and other borrowings were secured by the Group's property, plant and equipment, plantations, other intangible assets, pledged deposits, cash and cash equivalents, accounts receivables and inventories equating to a net book value of US$941.7 million (31 December 2011: US$820.6 million) and the Group's interests of 16.4% (31 December 2011: 16.7%) in PLDT, 45.5% (31 December 2011: 45.5%) in MPIC, 14.6% (31 December 2011: 9.7%) in Philex, 46.8% (31 December 2011: 46.8%) in Maynilad and 99.8% (31 December 2011: 99.8%) in MPTC.

■ Financial Review

Financial Risk Management

Foreign Currency Risk

(A) Company Risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to (i) the non-cash nature of such exposure until the values of the investments are realized and (ii) the high costs associated with such hedging. Accordingly, the Company is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's NAV relate to investments denominated in the peso and the rupiah. Accordingly, any change in these currencies, against their respective 30 June 2012 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah exchange rates against the U.S. dollar.

Company	**Effect on adjusted NAV**[(i)] US$ millions	**Effect on adjusted NAV per share** HK cents
PLDT	34.8	7.08
MPIC	14.4	2.93
Indofood	22.5	4.58
Philex	12.9	2.63
Philex Petroleum	3.1	0.64
Total	**87.7**	**17.86**

(i) Based on quoted share prices as at 30 June 2012 applied to the Group's economic interest

(B) Group Risk

The results of the Group's operating units are denominated in local currencies, principally the peso and the rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Financial Review

Analysis of Total Borrowings by Currency


20%
55%
25%

	US$ millions
US$	2,254.8
Rupiah	1,041.3
Peso	812.6
Total	**4,108.7**

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Rupiah	Peso	Others	Total
Total borrowings	2,254.8	1,041.3	812.6	–	4,108.7
Cash and cash equivalents(i)	(879.9)	(1,068.5)	(287.1)	(59.9)	(2,295.4)
Net Debt/(Cash)	1,374.9	(27.2)	525.5	(59.9)	1,813.3
Representing:					
Head Office	1,170.5	–	(11.2)	(6.1)	1,153.2
MPIC	121.5	–	536.7	–	658.2
Indofood	82.9	(27.2)	–	(53.8)	1.9
Net Debt/(Cash)	1,374.9	(27.2)	525.5	(59.9)	1,813.3

Associated

US$ millions	US$	Peso	Others	Total
Net Debt/(Cash)				
PLDT	1,196.7	769.2	(4.3)	1,961.6
Philex	(55.6)	(12.0)	–	(67.6)

(i) Includes pledged deposits and restricted cash

Peso and Rupiah Closing Rates against the U.S. Dollars


Peso
Rupiah
41
42
43
44
8,400
8,600
8,800
9,000
9,200
9,400
9,600
Jun 11
Sep 11
Dec 11
Mar 12
Jun 12
Jul 12
Peso
Rupiah

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% change in currency	Group net profit effect
Head Office(i)	1,170.5	–	1,170.5	–	–
MPIC	121.5	–	121.5	1.2	0.5
Indofood	82.9	–	82.9	0.8	0.3
PLDT	1,196.7	222.5	974.2	9.7	1.7
Philex	(55.6)	–	(55.6)	(0.6)	(0.2)
Total	**2,516.0**	**222.5**	**2,293.5**	**11.1**	**2.3**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar net debt at the Head Office does not give rise to any significant exchange exposure.

Financial Review

Stock Market Indices


PCI/JCI
SSTI
5,400
5,200
5,000
4,800
4,600
4,400
4,200
4,000
3,800
3,400
3,300
3,200
3,100
3,000
2,900
2,800
2,700
2,600
Dec 11
Mar 12
Jun 12
Jul 12
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)
Singapore Straits Times Index (SSTI)

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines, Indonesia and Singapore. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines, Indonesia and Singapore are summarized as follows.

	Philippine Composite Index	Jakarta Composite Index	Singapore Straits Times Index
At 31 December 2011	4,372	3,822	2,646
At 30 June 2012	**5,246**	**3,956**	**2,878**
Increase during first half of 2012	+20.0%	+3.5%	+8.8%

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Interest Rate Profile


47%
53%

	US$ millions
Fixed	2,182.0
Variable	1,926.7
Total	**4,108.7**

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	Net debt
Head Office	1,085.9	629.5	(562.2)	**1,153.2**
MPIC[ii]	640.3	293.9	(276.0)	**658.2**
Indofood	455.8	1,003.3	(1,457.2)	**1.9**
Total	2,182.0	1,926.7	(2,295.4)	**1,813.3**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	Net debt/ (cash)
PLDT	1,778.7	933.4	(750.5)	**1,961.6**
Philex	–	8.3	(75.9)	**(67.6)**

(i) Includes pledged deposits and restricted cash

(ii) In March 2011, MNTC, a subsidiary company of MPIC, entered into an interest rate swap agreement, which effectively changed US$46.1 million of its bank loans from Philippine Reference Rates (PHIREF)-based variable interest rate to fixed interest rate.

Financial Review

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group net profit effect
Head Office	629.5	6.3	6.3
MPIC	293.9	2.9	1.2
Indofood	1,003.3	10.0	3.8
PLDT	933.4	9.3	1.7
Philex	8.3	0.1	–
Total	**2,868.4**	**28.6**	**13.0**

Share Price vs Adjusted NAV Per Share


HK$
16
14
12
10
8
6
4
2
0
15.51
8.56
8.01
4.92
Jun 08
Dec 08
Jun 09
Dec 09
Jun 10
Dec 10
Jun 11
Dec 11
Jun 12

Adjusted NAV per share
Share price

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	At 30 June 2012	At 31 December 2011
PLDT	(i)	3,475.7	3,203.3
MPIC	(i)	1,437.8	1,212.5
Indofood	(i)	2,249.1	2,230.0
Philex	(i)	1,291.9	1,085.0
Philex Petroleum	(i)	312.5	45.7
Head Office – Net debt		(1,153.2)	(1,170.3)
Total Valuation		7,613.8	6,606.2
Number of Ordinary Shares in Issue (millions)		3,829.5	3,850.4
Value per share – U.S. dollar		1.99	1.72
– HK dollars		15.51	13.38
Company's closing share price (HK$)		8.01	8.08
Share price discount to HK$ value per share (%)		48.4	39.6

(i) Based on quoted share prices applied to the Group's economic interest

Adjusted NAV by Country 30 June 2012


26%
74%

	US$ millions
Philippines	6,517.9
Indonesia	2,249.1
Total	**8,767.0**

Employee Information

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	2012	2011
Employee Remuneration (including Directors' Remuneration)		
Basic salaries	173.8	156.8
Bonuses	43.3	34.3
Benefits in kind	42.6	31.3
Pension contributions	24.4	29.2
Equity-settled share option expense	1.6	2.6
Total	285.7	254.2

	2012	2011
Number of employees		
– At 30 June	76,476	71,109
– Average for the period	74,960	70,910

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 70 of the Company's 2011 Annual Report.

■ Condensed Interim Consolidated Financial Statements

Condensed Consolidated Income Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) **2012**	2011
Turnover	2	**2,989.5**	2,747.9
Cost of sales		**(2,046.6)**	(1,859.4)
Gross Profit		**942.9**	888.5
Gain/(loss) on dilutions, net		**14.4**	(0.1)
Distribution costs		**(208.4)**	(194.6)
Administrative expenses		**(228.7)**	(192.1)
Other operating income/(expenses), net		**13.7**	(4.2)
Interest income		**39.6**	28.6
Interest expenses	3	**(130.5)**	(124.3)
Share of profits less losses of associated companies and joint ventures		**153.4**	174.6
Profit Before Taxation	4	**596.4**	576.4
Taxation	5	**(111.9)**	(109.7)
Profit for the Period		**484.5**	466.7
Attributable to:			
Owners of the parent	6	**222.2**	219.3
Non-controlling interests		**262.3**	247.4
		484.5	466.7
Earnings Per Share Attributable to Owners of the Parent (U.S. cents)	7		
Basic		**5.78**	5.63
Diluted		**5.69**	5.43

Details of the dividend declared for the period is disclosed in Note 8 to the Condensed Interim Consolidated Financial Statements.

The accompanying notes form an integral part of these Condensed Interim Consolidated Financial Statements.

■ Condensed Interim Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June US$ millions	(Unaudited) **2012**	2011
Profit for the Period	**484.5**	466.7
Other Comprehensive (Loss)/Income		
Exchange differences on translating foreign operations	**(54.0)**	181.3
Unrealized (losses)/gains on available-for-sale assets	**(10.9)**	15.7
Unrealized losses on cash flow hedges	**(4.7)**	(2.8)
Realized losses on cash flow hedges	**2.2**	3.6
Income tax related to cash flow hedges	**1.7**	0.3
Other comprehensive (loss)/income for the period, net of tax	**(65.7)**	198.1
Total Comprehensive Income for the Period	**418.8**	664.8
Attributable to:		
Owners of the parent	**244.9**	292.1
Non-controlling interests	**173.9**	372.7
	418.8	664.8

■ Condensed Interim Consolidated Financial Statements

Condensed Consolidated Statement of Financial Position

US$ millions	Notes	**(Unaudited) At 30 June 2012**	(Audited) At 31 December 2011
Non-current Assets			
Property, plant and equipment	9	**1,705.4**	1,651.7
Plantations		**1,277.3**	1,280.9
Associated companies and joint ventures	10	**3,271.2**	3,035.1
Goodwill		**807.1**	819.6
Other intangible assets	11	**2,218.0**	2,105.9
Accounts receivable, other receivables and prepayments	12	**26.8**	32.5
Available-for-sale assets		**40.6**	33.1
Deferred tax assets		**122.1**	109.9
Pledged deposits	13	**11.1**	11.1
Other non-current assets		**233.9**	236.0
		9,713.5	9,315.8
Current Assets			
Cash and cash equivalents		**2,251.6**	1,875.4
Restricted cash	13	**32.7**	43.7
Available-for-sale assets		**54.7**	63.4
Accounts receivable, other receivables and prepayments	12	**638.6**	581.8
Inventories		**711.9**	731.7
		3,689.5	3,296.0
Current Liabilities			
Accounts payable, other payables and accruals	14	**964.5**	796.5
Short-term borrowings		**693.2**	1,119.3
Provision for taxation		**60.0**	49.6
Current portion of deferred liabilities and provisions	15	**122.6**	137.6
		1,840.3	2,103.0
Net Current Assets		**1,849.2**	1,193.0
Total Assets Less Current Liabilities		**11,562.7**	10,508.8
Equity			
Issued share capital		**38.3**	38.5
Retained earnings		**1,402.5**	1,284.6
Other components of equity		**1,733.3**	1,699.6
Equity attributable to owners of the parent		**3,174.1**	3,022.7
Non-controlling interests		**3,893.4**	3,856.5
Total Equity		**7,067.5**	6,879.2
Non-current Liabilities			
Long-term borrowings		**3,415.5**	2,575.7
Deferred liabilities and provisions	15	**640.5**	607.2
Deferred tax liabilities		**439.2**	446.7
		4,495.2	3,629.6
		11,562.7	10,508.8

The accompanying notes form an integral part of these Condensed Interim Consolidated Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer
29 August 2012

■ Condensed Interim Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

US$ millions	Issued share capital	Share premium	Share options issued	Exchange reserve	Unrealized gains on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Income tax related to cash flow hedges	Differences arising from changes in equities of subsidiary companies	Capital and other reserves	Retained earnings	Total	Non-controlling interests	**(Unaudited) Total equity**
	Equity attributable to owners of the parent												
Balance at 1 January 2011	39.0	1,273.0	40.2	95.4	27.7	(4.8)	(1.0)	235.4	11.6	858.7	2,575.2	3,036.9	5,612.1
Profit for the period	-	-	-	-	-	-	-	-	-	219.3	219.3	247.4	466.7
Other comprehensive income for the period	-	-	-	62.8	8.6	1.2	0.2	-	-	-	72.8	125.3	198.1
Total comprehensive income for the period	-	-	-	62.8	8.6	1.2	0.2	-	-	219.3	292.1	372.7	664.8
Issue of shares upon the exercise of share options	0.1	6.0	(2.0)	-	-	-	-	-	-	-	4.1	-	4.1
Repurchase and cancellation of shares	(0.4)	-	-	-	-	-	-	-	0.4	(35.9)	(35.9)	-	(35.9)
Equity-settled share option arrangements	-	-	2.5	-	-	-	-	-	-	-	2.5	-	2.5
2010 final dividend paid	-	-	-	-	-	-	-	-	-	(60.0)	(60.0)	-	(60.0)
2011 special dividend declared	-	-	-	-	-	-	-	-	-	(6.0)	(6.0)	-	(6.0)
Dividends declared and paid to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(105.6)	(105.6)
Acquisition, dilution and divestment of interests in subsidiary companies	-	-	-	-	-	-	-	6.1	-	-	6.1	375.6	381.7
Balance at 30 June 2011	38.7	1,279.0	40.7	158.2	36.3	(3.6)	(0.8)	241.5	12.0	976.1	2,778.1	3,679.6	6,457.7
Balance at 1 January 2012	38.5	1,289.2	39.7	52.4	51.5	9.4	(3.5)	248.6	12.3	1,284.6	3,022.7	3,856.5	**6,879.2**
Profit for the period	-	-	-	-	-	-	-	-	-	222.2	222.2	262.3	**484.5**
Other comprehensive income/(loss) for the period	-	-	-	31.6	(8.0)	(2.6)	1.7	-	-	-	22.7	(88.4)	**(65.7)**
Total comprehensive income for the period	-	-	-	31.6	(8.0)	(2.6)	1.7	-	-	222.2	244.9	173.9	**418.8**
Issue of shares upon the exercise of share options	0.2	12.0	(3.9)	-	-	-	-	-	-	-	8.3	-	**8.3**
Repurchase and cancellation of shares	(0.4)	-	-	-	-	-	-	-	0.4	(40.1)	(40.1)	-	**(40.1)**
Equity-settled share option arrangements	-	-	1.7	-	-	-	-	-	-	-	1.7	-	**1.7**
2011 final dividend paid	-	-	-	-	-	-	-	-	-	(64.2)	(64.2)	-	**(64.2)**
Dividends declared and paid to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(149.6)	**(149.6)**
Acquisition, dilution and divestment of interests in subsidiary companies	-	-	-	-	-	-	-	1.1	-	-	1.1	12.6	**13.7**
Dilution of interests in associated companies	-	-	-	-	-	-	-	(0.3)	-	-	(0.3)	-	**(0.3)**
Balance at 30 June 2012	**38.3**	**1,301.2**	**37.5**	**84.0**	**43.5**	**6.8**	**(1.8)**	**249.4**	**12.7**	**1,402.5**	**3,174.1**	**3,893.4**	**7,067.5**

The accompanying notes form an integral part of these Condensed Interim Consolidated Financial Statements.

■ Condensed Interim Consolidated Financial Statements

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2012	2011
Profit Before Taxation		**596.4**	576.4
Adjustments for:			
Interest expenses		**130.5**	124.3
Depreciation	4	**66.0**	56.8
Amortization of other intangible assets	4	**46.0**	40.3
Foreign exchange and derivative losses/(gains), net	4	**3.5**	(5.8)
Equity-settled share option expense		**1.6**	2.6
Share of profits less losses of associated companies and joint ventures		**(153.4)**	(174.6)
Interest income		**(39.6)**	(28.6)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Non-current)		**(31.5)**	1.0
(Gain)/loss on dilution of interests in associated companies	4	**(14.4)**	0.1
(Increase)/decrease in other non-current assets		**(12.6)**	8.1
Gain on changes in fair value of plantations	4	**(7.1)**	(1.9)
Gain on sale of property, plant and equipment	4	**(0.9)**	(4.1)
Others		**(6.0)**	14.4
		578.5	609.0
Decrease/(increase) in working capital		**81.1**	(142.6)
Net cash generated from operations		**659.6**	466.4
Interest received		**38.8**	30.2
Interest paid		**(122.9)**	(121.4)
Taxes paid		**(111.5)**	(124.4)
Net Cash Flows from Operating Activities		**464.0**	250.8
Dividend received from associated companies		**159.7**	165.6
Preferred share dividends received from a joint venture		**6.6**	6.5
Proceeds from sale of property, plant and equipment		**1.5**	4.6
Purchase of property, plant and equipment		**(181.9)**	(108.5)
Investments in other intangible assets		**(83.1)**	(94.1)
Increased investments in a joint venture	16(A)	**(63.2)**	–
Investments in plantations		**(45.7)**	(41.4)
Investment in an associated company	16(B)	**(15.0)**	–
Acquisition of available-for-sale assets		**(6.3)**	(18.7)
Increased investments in associated companies		**(3.6)**	(14.4)
Net Cash Flows Used in Investing Activities		**(231.0)**	(100.4)
Net borrowings raised/(repaid)		**377.1**	(41.7)
Decrease in restricted cash		**12.6**	2.9
Proceeds from issue of shares upon the exercise of share options		**8.3**	4.1
Proceeds from issue of shares to non-controlling shareholders by subsidiary companies		**2.8**	384.0
Proceeds from divestment of interest in subsidiary companies		**1.3**	9.0
Decrease in time deposits with original maturity of more than three months		**0.5**	0.1
Purchase of preferred shares of a joint venture	16(C)	**(83.4)**	–
Dividends paid to shareholders		**(64.2)**	(60.0)
Dividends paid to non-controlling shareholders by subsidiary companies		**(47.8)**	(8.2)
Repurchase of shares		**(39.4)**	(35.5)
Repurchase of subsidiary companies' shares		**(2.1)**	(0.2)
Increased investments in subsidiary companies		**–**	(7.2)
Net Cash Flows from Financing Activities		**165.7**	247.3
Net Increase in Cash and Cash Equivalents		**398.7**	397.7
Cash and cash equivalents at 1 January		**1,874.9**	1,538.7
Exchange translation		**(37.4)**	37.3
Cash and Cash Equivalents at 30 June		**2,236.2**	1,973.7
Representing			
Cash and cash equivalents		**2,251.6**	1,973.7
Less bank overdrafts		**(15.4)**	–
Cash and Cash Equivalents at 30 June		**2,236.2**	1,973.7

The accompanying notes form an integral part of these Condensed Interim Consolidated Financial Statements.

Notes to the Condensed Interim Consolidated Financial Statements

1. Basis of Preparation and Impact of New and Revised HKFRSs

(A) Basis of Preparation

The Condensed Interim Consolidated Financial Statements have been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Consolidated Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2011 audited financial statements.

(B) Impact of New and Revised HKFRSs

During 2012, the Group has adopted the following new and revised Hong Kong Financial Reporting Standards (HKFRSs) (which include all HKFRSs, HKASs and Hong Kong (International Financial Reporting Interpretations Committee) – Interpretations (HK(IFRIC)-Ints)) issued by the HKICPA:

HKAS 12 Amendments	"Recovery of Underlying Assets"[(i)]
HKFRS 1 Amendments	"Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters"[(ii)]
HKFRS 7 Amendments	"Transfers of Financial Assets"[(ii)]

(i) Effective for annual periods commencing on or after 1 January 2012
(ii) Effective for annual periods commencing on or after 1 July 2011

The adoption of the above pronouncements has had no effect on both the profit attributable to owners of the parent for the six-month periods ended 30 June 2012 and 30 June 2011 and the equity attributable to owners of the parent at 30 June 2012 and 31 December 2011.

2. Turnover and Segmental Information

For the six months ended 30 June US$ millions	**2012**	2011
Turnover		
Sale of goods	**2,617.5**	2,443.7
Rendering of services	**372.0**	304.2
Total	**2,989.5**	2,747.9

Segmental Information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results are regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both the product or service and geographical perspectives. From the product or service perspective, the Group's business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers the businesses of the Group are operating in the Philippines and Indonesia. Details of the Group's principal investments are provided on the inside back cover.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

Notes to the Condensed Interim Consolidated Financial Statements

The revenue, results and other information for the six months ended 30 June 2012 and 2011, and total assets and total liabilities at 30 June 2012 and 31 December 2011 regarding the Group's reportable businesses are as follows.

By Principal Business Activity – 2012

For the six months ended/at 30 June US$ millions	The Philippines Telecom-munications	 Infrastructure	 Natural Resources	Indonesia Consumer Food Products	 Head Office	 **2012 Total**
Revenue						
Turnover	–	318.8	–	2,670.7	–	**2,989.5**
Results						
Recurring profit	96.3	47.7	16.1	90.4	(47.3)	**203.2**
Assets and Liabilities						
Non-current assets (other than financial instruments and deferred tax assets)						
– Associated companies and joint ventures	1,557.0	1,009.8	681.4	23.0	–	**3,271.2**
– Others	–	2,340.7	–	3,842.2	0.1	**6,183.0**
	1,557.0	3,350.5	681.4	3,865.2	0.1	**9,454.2**
Other assets	–	475.6	–	2,900.1	573.1	**3,948.8**
Total assets	1,557.0	3,826.1	681.4	6,765.3	573.2	**13,403.0**
Borrowings	–	934.2	–	1,459.1	1,715.4	**4,108.7**
Other liabilities	–	801.9	–	1,305.8	119.1	**2,226.8**
Total liabilities	–	1,736.1	–	2,764.9	1,834.5	**6,335.5**
Other Information						
Depreciation and amortization	–	(44.6)	–	(67.5)	(1.5)	**(113.6)**
Impairment losses	–	(0.5)	–	–	–	**(0.5)**
Interest income	–	9.0	–	30.1	0.5	**39.6**
Interest expenses	–	(43.5)	–	(52.3)	(34.7)	**(130.5)**
Share of profits less losses of associated companies and joint ventures	109.5	26.7	18.2	(1.0)	–	**153.4**
Taxation	–	(10.3)	–	(91.5)	(10.1)	**(111.9)**
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	256.4	3.6	239.3	–	**499.3**

Notes to the Condensed Interim Consolidated Financial Statements

By Principal Business Activity – 2011

	The Philippines			Indonesia		
For the six months ended 30 June/at 31 December US$ millions	Telecom- munications	Infrastructure	Natural Resources	Consumer Food Products	Head Office	2011 Total
Revenue						
Turnover	–	243.7	–	2,504.2	–	2,747.9
Results						
Recurring profit	115.4	35.4	21.0	88.3	(40.7)	219.4
Assets and Liabilities						
Non-current assets (other than financial instruments and deferred tax assets)						
– Associated companies and joint ventures	1,547.8	799.8	677.6	9.9	–	3,035.1
– Others	–	2,186.0	–	3,847.7	0.1	6,033.8
	1,547.8	2,985.8	677.6	3,857.6	0.1	9,068.9
Other assets	–	585.3	–	2,845.9	111.7	3,542.9
Total assets	1,547.8	3,571.1	677.6	6,703.5	111.8	12,611.8
Borrowings	–	912.9	–	1,509.3	1,272.8	3,695.0
Other liabilities	–	765.4	–	1,159.0	113.2	2,037.6
Total liabilities	–	1,678.3	–	2,668.3	1,386.0	5,732.6
Other Information						
Depreciation and amortization	–	(32.9)	–	(64.5)	(2.3)	(99.7)
Impairment losses	–	(1.7)	–	–	–	(1.7)
Interest income	–	4.9	–	23.1	0.6	28.6
Interest expenses	–	(39.1)	–	(52.4)	(32.8)	(124.3)
Share of profits less losses of associated companies and joint ventures	128.8	13.6	29.5	(0.1)	2.8	174.6
Taxation	–	(5.4)	–	(90.3)	(14.0)	(109.7)
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	99.7	–	146.7	–	246.4

A reconciliation between profit before taxation as shown in the condensed consolidated income statement and recurring profit is as follows.

For the six months ended 30 June US$ millions	**2012**	2011
Profit before taxation	**596.4**	576.4
Exclusion of:		
– Foreign exchange and derivative gains, net (Note 6)	**(4.3)**	(11.8)
– Gain on changes in fair value of plantations (Note 4)	**(7.1)**	(1.9)
– Non-recurring items	**(10.5)**	26.5
Deduction of attributable taxation and non-controlling interests	**(352.3)**	(369.8)
Recurring Profit	**222.2**	219.4

■ Notes to the Condensed Interim Consolidated Financial Statements

3. Interest Expenses

For the six months ended 30 June US$ millions	2012	2011
Interest expenses on bank loans and other loans		
– Wholly repayable within five years	**76.1**	89.4
– Not wholly repayable within five years	**58.1**	46.0
Less interest expenses capitalized in		
– Property, plant and equipment	**(0.8)**	(7.5)
– Plantations	**(2.9)**	(3.6)
Total	**130.5**	124.3

4. Profit Before Taxation

For the six months ended 30 June US$ millions	2012	2011
Profit Before Taxation is Stated after (Charging)/Crediting		
Cost of inventories sold	**(1,450.1)**	(1,335.4)
Employees' remuneration	**(285.7)**	(254.2)
Cost of services rendered	**(123.2)**	(102.7)
Depreciation (Note 9)	**(66.0)**	(56.8)
Amortization of other intangible assets	**(46.0)**	(40.3)
Foreign exchange and derivative (losses)/gains, net (Note 6)	**(3.5)**	5.8
Impairment losses for accounts receivable[i]	**(0.5)**	(1.7)
Gain/(loss) on dilution of interests in associated companies	**14.4**	(0.1)
Gain on changes in fair value of plantations (Note 2)	**7.1**	1.9
Gain on sale of property, plant and equipment	**0.9**	4.1

(i) Included in distribution costs

5. Taxation

No Hong Kong profits tax (2011: Nil) has been provided as the Group had no estimated assessable profits (2011: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June US$ millions	2012	2011
Subsidiary Companies – Overseas		
Current taxation	**121.0**	118.0
Deferred taxation	**(9.1)**	(8.3)
Total	**111.9**	109.7

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$48.4 million (2011: US$53.6 million) and which is analyzed as follows.

For the six months ended 30 June US$ millions	2012	2011
Associated Companies and Joint Ventures – Overseas		
Current taxation	**42.1**	54.0
Deferred taxation	**6.3**	(0.4)
Total	**48.4**	53.6

Notes to the Condensed Interim Consolidated Financial Statements

6. Profit Attributable to Owners of the Parent

The profit attributable to owners of the parent includes US$3.6 million (2011: US$3.9 million) of net foreign exchange and derivative gains, which represent the foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$0.1 million of gain (2011: Nil) on changes in fair value of plantations and US$15.3 million of net non-recurring gains (2011: US$4.0 million of net non-recurring losses).

Analysis of Foreign Exchange and Derivative Gains, Net

For the six months ended 30 June US$ millions	**2012**	2011
Foreign exchange and derivative (losses)/gains, net		
– Subsidiary companies (Note 4)	**(3.5)**	5.8
– Associated companies and joint ventures	**7.8**	6.0
Subtotal (Note 2)	**4.3**	11.8
Attributable taxation and non-controlling interests	**(0.7)**	(7.9)
Total	**3.6**	3.9

The non-recurring gains for 2012 mainly represents the Group's gain on dilution of a 0.2% interest in PLDT as a result of PLDT's issuance of new shares upon its tender offer for Digitel's shares in January 2012. The non-recurring losses for 2011 mainly represent the Group's share of Meralco's non-recurring losses, and provision and write-off of certain assets.

7. Earnings Per Share Attributable to Owners of the Parent

The calculation of basic earnings per share is based on the profit for the period attributable to owners of the parent of US$222.2 million (2011: US$219.3 million) and the weighted average number of ordinary shares of 3,842.3 million (2011: 3,894.1 million) in issue during the period.

The calculation of diluted earnings per share is based on: (a) the profit for the period attributable to owners of the parent of US$222.2 million (2011: US$219.3 million) reduced by the dilutive impact of US$0.1 million in respect of the exercise of share options issued by its subsidiary and associated companies (2011: US$4.0 million in respect of the exercise of share options issued by its subsidiary and associated companies and US$1.5 million in respect of the conversion of convertible bonds issued by a subsidiary company) and (b) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,842.3 million (2011: 3,894.1 million) in issue during the period (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 59.0 million (2011: 46.2 million) assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

8. Ordinary Share Dividend

At a meeting held on 29 August 2012, the Directors declared an interim cash dividend of U.S. 1.03 cents (2011: U.S. 1.03 cents) per ordinary share, equivalent to a total amount of US$39.3 million (2011:US$39.6 million).

In connection with the global offering carried out by PT Salim Ivomas Pratama Tbk (SIMP), a subsidiary company of Indofood, in June 2011, the Company was required, under Practice Note 15 (PN15) of the Listing Rules, to subscribe and distribute a certain number of new SIMP shares to its shareholders. For the purpose of meeting the requirement of PN15, the Company declared a special dividend, payable to shareholders by way of a distribution in specie, with an option of electing to receive cash in lieu of the distributable SIMP shares. The distribution in specie was equivalent to U.S. 0.15 cent (HK1.20 cents) per ordinary share of the Company, or a total amount of US$6.0 million. The special dividend was distributed to the shareholders on 8 August 2011.

■ Notes to the Condensed Interim Consolidated Financial Statements

9. Property, Plant and Equipment

The movements in property, plant and equipment are set out below.

US$ millions	**2012**	2011
At 1 January	**1,651.7**	1,419.3
Exchange translation	**(62.3)**	66.2
Additions	**182.6**	119.6
Depreciation (Note 4)	**(66.0)**	(56.8)
Disposals	**(0.6)**	(0.5)
At 30 June	**1,705.4**	1,547.8

10. Associated Companies and Joint Ventures

US$ millions	**At 30 June 2012**	At 31 December 2011
PLDT	**1,557.0**	1,547.8
MPIC[(i)]	**1,009.8**	799.8
Philex[(ii)]	**681.4**	677.6
Others	**23.0**	9.9
Total	**3,271.2**	3,035.1

(i) Principally represents MPIC's investments in Beacon Electric's common shares and preferred shares

(ii) On 1 August 2012, Philex suspended its Padcal mining operations to conduct an inspection of the mine's tailings pond after a discharge of water and sediment from one of the two underground tunnels that drain water from the tailings pond. Philex's second half results for 2012 will be materially impacted as compared with a year earlier owing to the suspension of operations. The lower contribution from Philex will have a corresponding effect on First Pacific's own 2012 full-year results.

11. Other Intangible Assets

US$ millions	**At 30 June 2012**	At 31 December 2011
Concession assets – Water distribution	**1,493.0**	1,366.7
Concession assets – Toll roads	**397.0**	385.7
Brands	**328.0**	353.5
Total	**2,218.0**	2,105.9

Concession assets – Water distribution represent the exclusive rights granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government for Maynilad to provide water distribution and sewerage services and charge users for these services provided in the area of West Metro Manila during the concession period. Concession assets – Toll roads represent the concession comprising the rights, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income held by MNTC in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) during the concession period. Brands represent the brands held by PT Indolakto for its various milk-related products, which include Indomilk, Cap Enaak, Tiga Sapi, Indoeskrim, Nice and Orchid.

Notes to the Condensed Interim Consolidated Financial Statements

12. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are accounts receivable of US$391.9 million (31 December 2011: US$371.1 million) with an ageing profile as follows.

US$ millions	**At 30 June 2012**	At 31 December 2011
0 to 30 days	**359.6**	335.1
31 to 60 days	**10.0**	11.7
61 to 90 days	**4.3**	8.3
Over 90 days	**18.0**	16.0
Total	**391.9**	371.1

Indofood generally allows local customers an average of 30 days of credit and export customers 60 days of credit. MPIC (a) allows 14 days of credit for its water service customers, (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, by prepaid and reloadable electronic toll collection devices and by credit card payment and (c) generally collects charges when services are rendered to its hospital customers, except for certain corporate customers which are allowed an average of 30 days of credit.

13. Pledged Deposits and Restricted Cash

At 30 June 2012, the Group had US$11.1 million (31 December 2011: US$11.1 million) of pledged bank deposits and US$32.7 million (31 December 2011: US$43.7 million) of cash which was set aside to cover principal and interest payments of certain borrowings and restricted as to use.

14. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are accounts payable of US$261.3 million (31 December 2011: US$234.2 million) with an ageing profile as follows.

US$ millions	**At 30 June 2012**	At 31 December 2011
0 to 30 days	**234.7**	221.2
31 to 60 days	**4.5**	1.9
61 to 90 days	**6.1**	1.5
Over 90 days	**16.0**	9.6
Total	**261.3**	234.2

■ Notes to the Condensed Interim Consolidated Financial Statements

15. Deferred Liabilities and Provisions

US$ millions	Pension	Long-term liabilities	Others	**2012 Total**	2011 Total
At 1 January	290.3	266.6	187.9	**744.8**	670.6
Exchange translation	(12.5)	10.2	6.6	**4.3**	17.2
Additions	24.4	34.0	19.1	**77.5**	73.1
Payment and utilization	(9.0)	(15.8)	(38.7)	**(63.5)**	(57.0)
At 30 June	293.2	295.0	174.9	**763.1**	703.9
Presented as:					
Current Portion	–	15.8	106.8	**122.6**	92.7
Non-current Portion	293.2	279.2	68.1	**640.5**	611.2
Total	293.2	295.0	174.9	**763.1**	703.9

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS, including a provision for certain additional concession fees payable and related interest amounts in dispute between Maynilad and MWSS recognized by the Group upon its acquisition of Maynilad, deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment. In respect of the disputed amounts with MWSS, no final resolution has been reached at 30 June 2012.

The others mainly represent provisions for various claims and potential claims against the Group.

16. Notes to the Condensed Consolidated Statement of Cash Flows

(A) Increased Investments in a Joint Venture

2012's cash outflow of US$63.2 million represents MPIC's equity infusion of Pesos 2.7 billion into Beacon Electric.

(B) Investment in an Associated Company

2012's cash outflow of US$15.0 million represents Indofood's investment in a 26.4% interest in Heliea Technology Holdings, Inc., a company engaged in the development and production of fertilizer and other chemicals.

(C) Purchase of Preferred Shares of a Joint Venture

2012's cash outflow of US$83.4 million represents MPIC's purchase of approximately Pesos 3.6 billion in Beacon Electric's preferred shares.

17. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	**At 30 June 2012**	At 31 December 2011
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**421.6**	740.9
Contracted, but not provided for	**206.3**	248.2
Total	**627.9**	989.1

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

■ Notes to the Condensed Interim Consolidated Financial Statements

(B) Contingent Liabilities

(a) At 30 June 2012, except for US$95.7 million (31 December 2011: US$85.1 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, the Group had no significant contingent liabilities (31 December 2011: Nil).

(b) On 29 June 2011, the Supreme Court of the Philippines promulgated a decision (the Decision) in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the Gamboa Case), where the Supreme Court held that "the term 'capital' in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (including both common and non-voting preferred shares)". The Decision of the Supreme Court reversed earlier opinions issued by the Philippine Securities and Exchange Commission (SEC) that non-voting preferred shares are included in determining compliance by a public utility, like PLDT, with the requirement under Section 11, Article XII of the 1987 Constitution that at least 60% of the capital of the public utility be owned by Filipinos and no more than 40% of the capital of such public utility be owned by foreigners. Several Motions for Reconsideration of the Decision were filed by the parties and are pending resolution by the Supreme Court.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case "to apply this definition of the term 'capital' in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the 1987 Constitution, to impose the appropriate sanctions under the law".

In connection with the Motions for Reconsideration, the Supreme Court has allowed oral arguments by the parties the latest of which was held on 26 June 2012. To the best of PLDT's knowledge, the Philippine SEC has not commenced any proceeding to determine if PLDT is in violation of Section 11, Article XII of the 1987 Constitution. A finding by the Philippine SEC that there is a violation of Section 11, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

Nonetheless, on 5 July 2011, the board of directors of PLDT approved the amendments to the Seventh Article of PLDT's Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights (the Voting Preferred Shares), and serial preferred shares without voting rights, and other conforming amendments (the Amendments to the Articles). The Amendments to the Articles will require the approval by the stockholders of PLDT and the approval of the Philippine SEC. Upon approval of the Amendments to the Articles by the Philippine SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the board of directors of PLDT to, among others, Philippine citizens and Philippine corporations so that at least 60% of the capital stock entitled to vote is owned or held by such citizens, as and when the board of directors of PLDT determines such issuance to be necessary to avoid any disruptions on PLDT's operations and transactions and to protect the interests of PLDT and its stockholders. Upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 58% to about 35%. A Special Meeting of Stockholders of PLDT was scheduled on 20 September 2011, at which meeting the Amendments to the Articles were supposed to be submitted to PLDT's stockholders for approval. However, the Special Meeting was cancelled due to an anticipated lack of quorum. On 22 March 2012, PLDT's stockholders approved the amendments to the Seventh Article of PLDT's Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Peso 1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Pesos 10.00 each, and other conforming amendment. Thereafter, the Amended Articles of Incorporation were submitted to the Philippine SEC for approval which the latter approved on 5 June 2012.

■ Notes to the Condensed Interim Consolidated Financial Statements

18. Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2012 are set out below.

(A) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2012	Share options exercised during the period	**Share options held at 30 June 2012**	Share option exercise price per option[i] (HK$)	Market price per share at the date of grant[i] (HK$)	Market price per share during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,831,556	(6,366,311)	**25,465,245**	5.0569	5.0569	8.91	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	6,483,256	(2,646,604)	**3,836,652**	5.0569	5.0569	7.45	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	5,000,000	(2,000,000)	**3,000,000**	1.6698	1.6698	9.02	1 June 2004	December 2008	June 2005	May 2014
	16,337,388	-	**16,337,388**	5.0569	5.0569	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors										
Benny S. Santoso	2,993,431	-	**2,993,431**	1.6698	1.6698	-	1 June 2004	June 2005	June 2005	May 2014
	3,330,719	-	**3,330,719**	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Napoleon L. Nazareno	3,330,000	-	**3,330,000**	5.0569	4.61	-	11 December 2009	December 2010	December 2010	December 2019
Independent Non-Executive Directors										
Graham L. Pickles	3,330,719	-	**3,330,719**	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	412,394	-	**412,394**	1.6698	1.6698	-	1 June 2004	June 2005	June 2005	May 2014
	3,330,719	-	**3,330,719**	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Jun Tang	3,330,000	-	**3,330,000**	5.0569	4.61	-	11 December 2009	December 2011	December 2011	December 2019
Dr. Christine K. W. Loh, *JP, OBE, Chevalier de l'Ordre National du Merite*	3,330,000	-	**3,330,000**	7.44	7.44	-	30 August 2011	August 2013	August 2013	August 2021
Senior Executives	8,982,843	(2,444,642)	**6,538,201**	1.6698	1.6698	7.47 – 9.10	1 June 2004	December 2008	June 2005	May 2014
	1,743,113	(1,000,000)	**743,113**	3.1072	3.0834	8.90 – 9.00	7 June 2006	December 2010	June 2007	June 2016
	42,500,938	(1,200,000)	**41,300,938**	5.0569	5.0569	8.87 – 9.13	5 September 2007	September 2012	September 2008	September 2017
	5,400,000	(400,000)	**5,000,000**	5.31	5.31	7.98	18 June 2010	June 2015	June 2012	June 2020
Total	141,667,076	(16,057,557)	**125,609,519**[ii]							

(i) *Adjusted for the effect of the Company's rights issue completed in December 2009 for the prices prior to the trading of the Company's shares on an ex-rights basis on 29 October 2009*

(ii) *The number of outstanding options vested and exercisable at 30 June 2012 was 95,588,873.*

Notes to the Condensed Interim Consolidated Financial Statements

	Share options held at 1 January 2011	Share options exercised during the period	Share options held at 30 June 2011	Share option exercise price per option[i] (HK$)	Market price per share at the date of grant[i] (HK$)	Market price per share during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,831,556	-	31,831,556	5.0569	5.0569	-	5 September 2007	September 2012	September 2008	September 2017
Edwarc A. Tortorici	11,483,256	-	11,483,256	5.0569	5.0569	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	10,000,000	-	10,000,000	1.6698	1.6698	-	1 June 2004	December 2008	June 2005	May 2014
	16,337,388	-	16,337,388	5.0569	5.0569	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors										
Ambassador Albert F. del Rosario[ii]	3,330,719	(3,330,719)	-	5.0569	5.0569	6.82 – 7.13	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,993,431	-	2,993,431	1.6698	1.6698	-	1 June 2004	June 2005	June 2005	May 2014
	3,330,719	-	3,330,719	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Napoleon L. Nazareno	3,330,000	-	3,330,000	5.0569	4.61	-	11 December 2009	December 2010	December 2010	December 2019
Independent Non-Executive Directors										
Graham L. Pickles	3,330,719	-	3,330,719	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1,412,394	-	1,412,394	1.6698	1.6698	-	1 June 2004	June 2005	June 2005	May 2014
	3,330,719	-	3,330,719	5.0569	5.0569	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*[iii]	2,330,719	(2,330,719)	-	5.0569	5.0569	6.76 – 6.96	5 September 2007	September 2008	September 2008	September 2017
Jun Tang	3,330,000	-	3,330,000	5.0569	4.61	-	11 December 2009	December 2011	December 2011	December 2019
Senior Executives	14,241,158	(500,000)	13,741,158	1.6698	1.6698	7.07	1 June 2004	December 2008	June 2005	May 2014
	2,743,113	-	2,743,113	3.1072	3.0834	-	7 June 2006	December 2010	June 2007	June 2016
	44,500,938	(500,000)	44,000,938	5.0569	5.0569	6.65 – 7.03	5 September 2007	September 2012	September 2008	September 2017
	5,400,000	-	5,400,000	5.31	5.31	-	18 June 2010	June 2015	June 2012	June 2020
Total	163,256,829	(6,661,438)	156,595,391[iv]							

(i) *Adjusted for the effect of the Company's rights issue completed in December 2009 for the prices prior to the trading of the Company's shares on an ex-rights basis on 29 October 2009*

(ii) *Ambassador Albert F. del Rosario resigned from the Board of Directors of the Company with effect from 25 March 2011.*

(iii) *Sir David W.C. Tang retired from the Board of Directors of the Company with effect from 1 June 2011.*

(iv) *The number of outstanding share options vested and exercisable at 30 June 2011 was 103,124,122.*

Further information regarding the Company's share option scheme has been set out on pages 155 to 159 of the Company's 2011 Annual Report.

■ Notes to the Condensed Interim Consolidated Financial Statements

(B) Particulars of MPIC's Share Option Scheme

	Share options held at 1 January 2012	Share options exercised during the period	**Share options held at 30 June 2012**	Share option exercise price per option (Peso)	Market price per share at the date of grant (Peso)	Market price per share during the period of exercise (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Director										
Robert C. Nicholson	10,000,000	-	**10,000,000**	2.73	2.65	-	2 July 2010	July 2013	January 2011	July 2015
Senior Executives	26,075,000	(1,475,000)	**24,600,000**	2.12	2.10	3.54 – 4.42	9 December 2008	January 2010	January 2009	January 2013
	29,000,000	(1,750,000)	**27,250,000**	2.73	2.65	4.17 – 4.34	10 March 2009	March 2010	March 2009	March 2013
	82,740,000	(1,140,000)	**81,600,000**	2.73	2.65	4.13 – 4.34	2 July 2010	July 2013	January 2011	July 2015
	10,000,000	-	**10,000,000**	3.50	3.47	-	21 December 2010	August 2013	August 2011	August 2015
	1,000,000	-	**1,000,000**	3.53	3.53	-	8 March 2011	March 2014	March 2012	March 2016
	3,000,000	(250,000)	**2,750,000**	3.66	3.66	4.22	14 April 2011	April 2013	April 2012	April 2016
Total	161,815,000	(4,615,000)	**157,200,000**(i)							

(i) The number of outstanding share options vested and exercisable at 30 June 2012 was 125,740,000.

	Share options held at 1 January 2011	Share options exercised during the period	Share options granted during the period	Share options held at 30 June 2011	Share option exercise price per option (Peso)	Market price per share at the date of grant (Peso)	Market price per share during the period of exercise (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Director											
Robert C. Nicholson	10,000,000	-	-	10,000,000	2.73	2.65	-	2 July 2010	July 2013	January 2011	July 2015
Senior Executives	26,075,000	-	-	26,075,000	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	29,500,000	(500,000)	-	29,000,000	2.73	2.65	3.60	10 March 2009	March 2010	March 2009	March 2013
	84,300,000	-	-	84,300,000	2.73	2.65	-	2 July 2010	July 2013	January 2011	July 2015
	10,000,000	-	-	10,000,000	3.50	3.47	-	21 December 2010	August 2013	August 2011	August 2015
	-	-	1,000,000	1,000,000	3.53	3.53	-	8 March 2011	March 2014	March 2012	March 2016
	-	-	3,000,000	3,000,000	3.66	3.66	-	14 April 2011	April 2013	April 2012	April 2016
Total	159,875,000	(500,000)	4,000,000	163,375,000(i)							

(i) The number of outstanding share options vested and exercisable at 30 June 2011 was 86,825,000.

Further information regarding MPIC's share option scheme has been set out on pages 159 to 161 of the Company's 2011 Annual Report.

Notes to the Condensed Interim Consolidated Financial Statements

19. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement expired on 23 February 2012 and was renewed for a period of four years to 23 February 2016. The agreement provides for payments of technical service fees equivalent to 0.5% (2011: 1%) of the consolidated net revenue of Smart with effect from 24 February 2012.

The fees under the above arrangement amounted to Pesos 188 million (US$4.4 million) for the period ended 30 June 2012 (2011: Pesos 297 million or US$6.8 million). At 30 June 2012, the outstanding technical service fee payable amounted to Pesos 290 million (US$6.9 million) (31 December 2011: Pesos 234 million or US$5.4 million).

(B) At 30 June 2012, Mr. Robert C. Nicholson, a Director of the Company, owned US$400,000 (31 December 2011: US$400,000) of bonds due 2017 issued by FPMH Finance Limited, US$200,000 (31 December 2011: US$200,000) of bonds due 2020 issued by FPT Finance Limited and US$600,000 (31 December 2011: Nil) of bonds due 2019 issued by FPC Finance Limited, all of which are wholly-owned subsidiary companies of the Company. For the period ended 30 June 2012, Mr. Nicholson received interest income of US$21,125 (2011: US$21,207) on these bonds.

(C) At 30 June 2012, Mr. Edward A. Tortorici, a Director of the Company, owned US$600,000 (31 December 2011: Nil) of bonds due 2019 issued by FPC Finance Limited, a wholly-owned subsidiary company of the Company.

(D) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies under certain framework agreements which are related to the Salim Family either through its control or joint control. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	**2012**	2011
Income Statement Items		
Sales of finished goods		
– to associated companies and joint ventures	**34.8**	32.2
– to affiliated companies	**42.3**	35.8
Purchases of raw materials		
– from associated companies and joint ventures	**46.7**	51.7
– from affiliated companies	**17.7**	15.4
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	**1.2**	1.1
– from affiliated companies	**6.8**	5.5
Insurance expenses		
– to affiliated companies	**2.3**	1.9
Rental expenses		
– to affiliated companies	**0.6**	0.6
Transportation and pump services expenses		
– to affiliated companies	**0.3**	0.3

Approximately 3% (2011: 3%) of Indofood's sales and 3% (2011: 4%) of its purchases were transacted with these related parties.

Notes to the Condensed Interim Consolidated Financial Statements

Nature of Balances

US$ millions	At 30 June 2012	At 31 December 2011
Statement of Financial Position Items		
Accounts receivable – trade		
– from associated companies and joint ventures	**6.1**	4.7
– from affiliated companies	**15.9**	23.4
Accounts receivable – non-trade		
– from associated companies and joint ventures	**1.1**	3.2
– from affiliated companies	**15.3**	13.1
Accounts payable – trade		
– to associated companies and joint ventures	**13.0**	9.8
– to affiliated companies	**4.7**	2.9
Accounts payable – non-trade		
– to affiliated companies	**30.0**	32.9

(E) For the period ended 30 June 2012, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a 44.6% shareholder of DMCI-MPIC Water Company, Inc. (DMWC), Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad formally entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012. On 20 January 2012, Maynilad renewed (i) the framework agreement with Consunji for the period from 20 January 2012 to 31 December 2014 on substantially the same terms as the previous framework agreement and (ii) the lease agreement with DMCIPD for the period from 1 February 2012 to 31 January 2015.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	2012	2011
Capital Expenditure Items		
Construction services for water infrastructure	**21.3**	20.4
Income Statement Items		
Rental expenses	**0.1**	0.1

Nature of Balances

US$ millions	At 30 June 2012	At 31 December 2011
Statement of Financial Position Items		
Accounts payable – trade	**11.1**	17.4

In January 2009, DMWC extended non-interest-bearing cash advances to DMCI amounting to US$5.6 million. At 30 June 2012, the outstanding receivables amounted to US$5.4 million (31 December 2011: US$5.4 million).

Notes to the Condensed Interim Consolidated Financial Statements

(F) For the period ended 30 June 2012, MPIC's subsidiary company, MNTC, collected toll fees through TMC, an associated company of MPIC.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	**2012**	2011
Income Statement Items		
Operator's fee	**16.7**	15.8
Management income	**0.5**	0.5
Guarantee income	**0.3**	0.2
Interest income	**0.1**	0.1

Nature of Balances

US$ millions	**At 30 June 2012**	At 31 December 2011
Statement of Financial Position Items		
Accounts receivable – trade	**3.3**	3.7
Accounts payable – trade	**6.0**	6.7

(G) For the period ended 30 June 2012, MPIC and its subsidiary companies were charged for electricity expenses by Meralco, an associated company of a Group's joint venture.

All significant transactions with Meralco, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	**2012**	2011
Income Statement Items		
Electricity expenses	**10.3**	6.6

Nature of Balances

US$ millions	**At 30 June 2012**	At 31 December 2011
Statement of Financial Position Items		
Accounts payable – trade	**2.1**	2.8

■ Notes to the Condensed Interim Consolidated Financial Statements

(H) For the period ended 30 June 2012, MPIC received dividend income on preferred shares from Beacon Electric, a joint venture of the Group. In March 2010, MPIC subscribed Pesos 8.0 billion (US$190.2 million) for Beacon Electric's preferred shares and extended non-interest-bearing cash advances to Beacon Electric of Pesos 756 million (US$17.9 million). In June 2012, MPIC acquired approximately Pesos 3.6 billion (US$84.6 million) of Beacon Electric's preferred shares.

All significant transactions with Beacon Electric, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	**2012**	2011
Income Statement Items		
Preferred share dividend income	**6.6**	6.5

Nature of Balances

US$ millions	**At 30 June 2012**	At 31 December 2011
Statement of Financial Position Items		
Associated companies and joint ventures		
– Preferred shares, at cost	**274.8**	182.7
– Amounts due from associated companies and joint ventures	**17.9**	17.3

(I) For the period ended 30 June 2012, MPIC and its subsidiary companies have the following transactions with PLDT, an associated company of the Group.

All significant transactions with PLDT, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions

For the six months ended 30 June US$ millions	**2012**	2011
Income Statement Items		
Voice and data service expenses	**0.6**	0.3
Income from advertising	**0.4**	0.4
Income from utility facilities	**0.1**	0.1
Rental expenses	**0.1**	0.1

Nature of Balances

US$ millions	**At 30 June 2012**	At 31 December 2011
Statement of Financial Position Items		
Accounts payable – trade	**1.7**	1.2

20. Approval of the Condensed Interim Consolidated Financial Statements

The condensed interim consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on 29 August 2012.

Review Report of the Independent Auditors

ERNST & YOUNG

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have reviewed the condensed interim consolidated financial statements set out on pages 37 to 57, which comprise the condensed consolidated statement of financial position of First Pacific Company Limited as at 30 June 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on condensed interim consolidated financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" (HKAS 34) issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are responsible for the preparation and presentation of these condensed interim consolidated financial statements in accordance with HKAS 34. Our responsibility is to express a conclusion on these condensed interim consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with HKAS 34.

ERNST & YOUNG
Certified Public Accountants

22nd Floor, CITIC Tower
1 Tim Mei Avenue, Central, Hong Kong

29 August 2012

Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2012, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Consolidated Financial Statements for the six months ended 30 June 2012. The Review Report of the Independent Auditors is set out on page 58.

Corporate Governance Report

Corporate Governance Practices

First Pacific is committed to building and maintaining high standards of corporate governance. During the six months ended 30 June 2012, the Company has carried out a review of its corporate governance practices involving one of its independent non-executive directors (INED) to ensure compliance with the Listing Rule amendments. The Company has also established a new Corporate Governance Committee comprising of a majority of INEDs and chaired by an INED. The Corporate Governance Committee will have the responsibility for supervision of the Company's corporate governance functions.

The Company has revised its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (formerly set out in Appendix 14 to the Main Board Listing Rules), and the Corporate Governance Code (the new edition of the Code on Corporate Governance Practices, which is applicable to financial reports covering a period after 1 April 2012).

Throughout the six months ended 30 June 2012, First Pacific has applied these principles and complied with all Code Provisions and, where appropriate, adopted the Recommended Best Practices, with the following exceptions:-

1. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.

The Company does not issue quarterly financial results as most of our major operating units based in the Philippines, Indonesia and Singapore already issue quarterly reports. As such, we believe that the relevant information is already available in the public domain. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Currently, the First Pacific Board is comprised of 11 members, of whom 4 are INEDs. In this respect, First Pacific is in compliance with the revised Listing Rule requirement of appointing INEDs representing at least one-third of the Board.

The Directors understand the need to continue to develop and refresh their knowledge and skills for making contributions to the Company. During the first six months ended 30 June 2012, certain Directors attended external seminars on topics relevant to their duties as Directors. The Company will also provide training during the year to update the Directors on current corporate governance practices and effective risk management and internal controls.

The Company's corporate governance information is set out in the Corporate Governance section of the Company's website.

Continuing Connected Transactions

During the period, the INEDs agreed with the Directors in relation to the following continuing connected transactions and approved the disclosure of those transactions in the form of a published announcement:

- 20 January 2012 announcement: entering into of (1) framework agreement between Maynilad Water Services, Inc. and D.M. Consunji, Inc.; and (2) renewal contract between Maynilad Water Services, Inc. and DMCI Project Developers Inc.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the period ended 30 June 2012, the Audit Committee reviewed and advised that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.

- There are processes in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

The Board has commissioned a third party report on the Company's risk management practices, which will assist the Company in effectively conducting its risk management and internal control measures.

Interests of Directors and Substantial Shareholders

Interests of Directors in the Company and its Associated Corporations

As at 30 June 2012, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (SFO)) which (a) were recorded in the register required to be kept under section 352 of Part XV of the SFO; or (b) were notified to the Company and SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as adopted by the Company (Model Code) were as follows:

(A) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,706,947,154(C)(i)	44.56	–
Manuel V. Pangilinan	47,771,616(P)	1.25	25,465,245
Edward A. Tortorici	29,295,927(P)	0.76	3,836,652
Robert C. Nicholson	12,914(P)	0.00	19,337,388
Benny S. Santoso	–	–	6,324,150
Graham L. Pickles	–	–	3,330,719
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	3,743,113
Napoleon L. Nazareno	–	–	3,330,000
Dr. Christine K.W. Loh, *Chevalier de l'Ordre National du Merite*	–	–	3,330,000
Jun Tang	–	–	3,330,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim indirectly owns 100% of First Pacific Investments (B.V.I.) Limited and Mega Ring Investments Limited which, in turn, are interested in 632,226,599 ordinary shares and 284,491,191 ordinary shares respectively in the Company. Anthoni Salim's indirect interests in First Pacific Investments (B.V.I.) Limited and Mega Ring Investments Limited are held through Salerni International Limited (a company of which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 ordinary shares in the Company. Of this, 10.0% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30.0% by Sutanto Djuhar (a former Non-executive Director of the Company), 10.0% by Tedy Djuhar (a Non-executive Director of the Company) and 3.2% by a company controlled by the late Mr. Ibrahim Risjad (who was a Non-executive Director of the Company). Note: Pursuant to the provisions of the BVI Business Companies Act, 2004, Mega Ring Investments Limited merged into Salerni International Limited on 10 August 2012. Upon the merger, Salerni International Limited became the owner of all property of Mega Ring Investments Limited (including the shares in the Company) and Mega Ring Investments Limited ceased to exist.

(B) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 21,342,404 common shares(P) (0.09%)* in MPIC, 224,033 common shares(P) (0.10%)* in PLDT as beneficial owner and 15,417 common shares (less than 0.01%)* in PLDT as nominee, 4,505,000 common shares(P) (0.09%)* in Philex, 891,250 common shares(P) (0.05%)* in Philex Petroleum Corporation (PPC), as well as 25,000 common shares(P) (less than 0.01%)* in Meralco.
- Edward A. Tortorici owned 69,596 common shares(C) and 10,660,000 common shares(P) (collectively 0.04%)* in MPIC, 104,874 common shares(P) (0.05%)* in PLDT, 1,290,100 common shares(P) (0.03%)* as well as 2,010,000 share options in Philex, 37,512 common shares(P) (less than 0.01%)* in PPC as well as US$600,000 of bonds due 2019(P) issued by FPC Finance Limited, which is a wholly-owned subsidiary of the Company.
- Robert C. Nicholson owned 1,250 common shares(P) (less than 0.01%)* and 3,750,000 share options in Philex, 156 common shares(P) (less than 0.01%)* in PPC, 10,000,000 share options in MPIC, as well as US$400,000 of bonds due 2017(P) issued by FPMH Finance Limited, US$200,000 of bonds due 2020(P) issued by FPT Finance Limited and US$600,000 of bonds due 2019(P) issued by FPC Finance Limited, all of which are wholly-owned subsidiaries of the Company.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) (0.18%)* in Indofood.

■ Interests of Directors and Substantial Shareholders

- Anthoni Salim owned 1,329,770 ordinary shares(P) (0.02%)* in Indofood and an indirect interest of 4,396,103,450 Indofood shares (50.07%)* through the Company's group companies and a direct interest of 2,007,788 shares(C) (0.14%)* in IndoAgri through his controlled corporations other than the Company and an indirect interest of 998,200,000 IndoAgri shares (69.47%)* through the Company's group companies and a direct interest of 20,483,364 shares (0.13%)* in SIMP through his controlled corporations other than the Company and an indirect interest of 12,448,625,000 SIMP shares (78.71%)* through the Company's group companies.
- Napoleon L. Nazareno owned 6,648 common shares(P) (less than 0.01%)* in MPIC, 19,927 common shares(P) (less than 0.01%)* in PLDT as well as 110,000 common shares(P) (0.01%)* in Meralco.

(P) = Personal interest, (C) = Corporate interest

* Approximate percentage of the issued capital of the respective class of shares in the respective associated corporations as at 30 June 2012.

Save for those disclosed above, as at 30 June 2012, none of the Directors and chief executive of the Company had any interests or short positions in respect of shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company pursuant to the Model Code.

Interests of Substantial Shareholders in the Company

The interests and short positions of substantial shareholders in the shares and underlying shares of the Company as at 30 June 2012 as recorded in the register required to be kept under Section 336 of the SFO are set out below:

(a) Salerni International Limited# (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,706,947,154 ordinary shares of the Company (long position) at 30 June 2012, representing approximately 44.56% of the Company's issued share capital at that date, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia), its 100% interest in First Pacific Investments (B.V.I.) Limited (FPIL-BVI) and 100% interest in Mega Ring Investments Limited (Mega Ring). Anthoni Salim, Chairman of the Company, beneficially owns the entire issued share capital of Salerni and, accordingly, is taken to be interested in the shares owned by Salerni.

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2012, representing approximately 20.63% of the Company's issued share capital at that date. FPIL-Liberia is owned by Anthoni Salim (Chairman of the Company) and Tedy Djuhar (a Non-executive Director of the Company), the late Ibrahim Risjad (who was a Non-executive Director of the Company) and Sutanto Djuhar (a former Non-executive Director of the Company), in the proportion specified in note (i) of the table on page 61. Anthoni Salim, Chairman of the Company, is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 ordinary shares at 30 June 2012, representing approximately 16.50% of the Company's issued share capital at that date. Anthoni Salim, Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Mega Ring#, which was incorporated in the British Virgin Islands, beneficially owned 284,491,191 ordinary shares at 30 June 2012, representing approximately 7.43% of the Company's issued share capital at that date. Anthoni Salim, Chairman of the Company, beneficially owns the entire issued share capital of Mega Ring and, accordingly, is taken to be interested in the shares owned by Mega Ring.

(e) Lazard Asset Management LLC (Lazard), a United States incorporated company, notified the Company that it held 272,042,799 ordinary shares of the Company as at 7 October 2011, representing approximately 7.06% of the Company's issued share capital at that time. At 30 June 2012, the Company has not received any other notification from Lazard of any change to such holding.

Other than as disclosed above, the Company had not been notified of any person (other than Directors or chief executive of the Company) at 30 June 2012 who had an interest or short position in the shares or underlying shares of the Company to be recorded in the register required to be kept under Section 336 of Part XV of the SFO.

\# *Pursuant to the provisions of the BVI Business Companies Act, 2004, Mega Ring merged into Salerni on 10 August 2012. Upon the merger, Salerni became the owner of all property of Mega Ring (including the shares in the Company) and Mega Ring ceased to exist.*

Purchase, Sale or Redemption of Listed Securities

On 1 June 2010, the Company announced that its Directors have approved a program to repurchase up to US$130 million in value of the Company's shares from the open market, by way of "on market" repurchases, over a 24-month period. On 20 March 2012, the Company's Directors approved a new share repurchase program to spend, subject to the state of the financial markets, economic conditions affecting group companies and potential merger and acquisition opportunities, up to 10% of its annual recurring profit on share repurchases. The new program replaced the previous two-year program that ended in early June 2012. Under this program, the Company intends to allocate approximately US$42.3 million, representing approximately 10% of the Company's recurring profit in respect of the financial year ended 31 December 2011, to repurchase shares in the Company by way of "on-market" repurchases up to 31 May 2013.

During the period ended 30 June 2012, the Company repurchased 37,020,000 (2011: 40,894,000) ordinary shares on the SEHK at an aggregate consideration of HK$309.9 million (US$40.1 million) (2011: HK$278.5 million (US$35.9 million)). These shares have been subsequently cancelled. Details of the repurchases are summarized as follows:

Month of repurchases	**Number of ordinary shares repurchased**	Purchase price paid per share Highest HK$	Purchase price paid per share Lowest HK$	**Aggregate consideration paid HK$ millions**	**Aggregate consideration paid US$ millions**
January 2012	**3,424,000**	9.08	7.74	**29.6**	**3.8**
February 2012	**10,336,000**	9.10	8.41	**88.8**	**11.5**
March 2012	**3,688,000**	9.00	8.55	**32.1**	**4.2**
April 2012	**4,216,000**	9.15	8.50	**37.4**	**4.8**
May 2012	**12,544,000**	8.68	7.51	**100.3**	**13.0**
June 2012	**2,812,000**	8.07	7.48	**21.7**	**2.8**
Total	**37,020,000**			**309.9**	**40.1**

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

Except as disclosed above, neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

Information for Investors

Financial Diary

Preliminary announcement of 2012 interim results	29 August 2012
Last day to register for interim dividend	12 September 2012
Payment of interim dividend	24 September 2012
Interim report posted to shareholders	25 September 2012
Financial year-end	31 December 2012
Preliminary announcement of 2012 results	19 March 2013*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : +852 2842 4388
Fax : +852 2845 9243
Email : info@firstpacific.com

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : +1 441 295 2244
Fax : +1 441 295 8666

Web Site

www.firstpacific.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,829,452,788*

* *after deduction of 1,000,000 repurchased ordinary shares cancelled subsequent to 30 June 2012*

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Thomson Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: Deutsche Bank Trust Company Americas (With effect from 20 March 2012)

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at:
Computershare Hong Kong Investor Services Limited

Registrar Office
17M Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : +852 2862 8555
Fax : +852 2865 0990/+852 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information

Available at :
www.firstpacific.com

Or contact:
Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : +852 2842 4317
Fax : +852 2845 9243
Email : info@firstpacific.com

Auditors

Ernst & Young
22nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong SAR

Solicitors

Reed Smith Richards Butler
20th Floor, Alexandra House
16-20 Chater Road
Central, Hong Kong SAR

GW & Associates in association with Gibson, Dunn & Crutcher LLP
Suite 3302, 33rd Floor Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong SAR

Principal Bankers

Credit Agricole Corporate and Investment Bank
Hongkong & Shanghai Banking Corporation
Malayan Banking Berhad
Mizuho Corporate Bank, Ltd.
Standard Chartered Bank
Sumitomo Mitsui Banking Corporation
Bank of Philippine Islands
Metropolitan Bank & Trust Company

■ Summary of Principal Investments

As at 30 June 2012

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider and has the largest market capitalization in the Philippines. Its shares are listed on the Philippine Stock Exchange and its Amercian Depositary Receipts are listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through subsidiary companies, Smart Communications, Inc. and Digital Telecommunications Philippines, Inc. ("Digitel")); fixed Line (principally through PLDT); and business process outsourcing (through SPi Global Holdings, Inc.). PLDT has developed the Philippines' most extensive fiber optic backbone, and cellular and fixed line networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Outstanding number of shares	:	216.1 million
Particulars of outstanding shares held	:	Common shares of Pesos 5 par value
Economic interest	:	25.6%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI; ADR code: MPCIY) is a Philippine-listed, investment management and holding company focused on infrastructure development.

Sector	:	Infrastructure, Utilities and Hospitals
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	24.6 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	59.0%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a leading Total Food Solutions company with operations in all stages of food manufacturing from the production of raw materials and their processing through to consumer products and distribution to wholesalers/retailers. It is based and listed in Jakarta; its Consumer Branded Products subsidiary PT Indofood CBP Sukses Makmur Tbk ("ICBP") and agribusiness subsidiaries PT Salim Ivomas Pramata Tbk ("SIMP") and PT PP London Sumatra Indonesia Tbk ("Lonsum") are also listed in Jakarta. Another agribusiness subsidiary, Indofood Agri Resources Ltd. ("IndoAgri"), is listed in Singapore. Through its four complementary strategic business groups, Indofood manufactures and distributes a wide range of food products: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution.

Indofood is one of the world's largest instant noodle manufacturers by volume, one of the largest plantation companies by area and the largest flour miller in Indonesia. Indofood also has an extensive distribution network.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.com

Philex Mining Corporation*

Philex (PSE: PX) is a Philippine-listed company engaged in exploration and mining of mineral resources and, via a listed subsidiary Philex Petroleum Corporation in oil and gas exploration.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	4.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	31.3%

* *Two Rivers Pacific Holdings Corporation, a Philippine affiliate of First Pacific, holds an additional 15.0% interest in Philex.*

Further information on Philex can be found at www.philexmining.com.ph



First Pacific Company Limited

24th Floor, Two Exchange Square
8 Connaught Place, Central, Hong Kong SAR
Tel : +852 2842 4388
Fax : +852 2845 9243
Email : info@firstpacific.com
Website : www.firstpacific.com

A Chinese version of this interim report is available at www.firstpacific.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacific.com 或向本公司索取。

Design and production : GenNex Financial Media Limited